AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 1997
                                           REGISTRATION STATEMENT NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                               ENGLE HOMES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        FLORIDA                 59-2214791
          (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)    IDENTIFICATION NO.)

                                                                                       DAVID SHAPIRO
                                                                                     ENGLE HOMES, INC.
                           123 N.W. 13TH STREET                                     123 N.W. 13TH STREET
                       BOCA RATON, FLORIDA 33432                                 BOCA RATON, FLORIDA 33432
                               (561) 391-4012                                          (561) 391-4012
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING  (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
      AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)           INCLUDING AREA CODE, OF AGENTS FOR SERVICE)

                                ---------------
                                WITH COPIES TO:

              BRIAN J. WALSH, ESQ.        JOHN SCHUSTER, ESQ.
        GREENBERG, TRAURIG, HOFFMAN,    CAHILL GORDON & REINDEL
        LIPOFF, ROSEN & QUENTEL, P.A.       80 PINE STREET
              1221 BRICKELL AVENUE      NEW YORK, NEW YORK 10005
              MIAMI, FLORIDA 33131          (212) 701-3000
                  (305) 579-0500        TELECOPY (212) 269-5420
            TELECOPY (305) 579-0717
                                ---------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                                ---------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [x]

                        CALCULATION OF REGISTRATION FEE

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                                     PROPOSED MAXIMUM
        TITLE OF EACH CLASS         AGGREGATE OFFERING      AMOUNT OF
  OF SECURITIES TO BE REGISTERED       PRICE(1)(2)       REGISTRATION FEE
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Common Stock, $.01 par value ......     $44,634,375           $13,526
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(1) Includes shares of Common Stock which may be purchased by the Underwriters pursuant to an over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.
                                ---------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
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Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 21, 1997

P R O S P E C T U S

                               2,700,000 SHARES

                               Engle Homes, Inc.

                                 Common Stock
                               ----------------
     All of the shares of Common Stock offered hereby (the "Equity Offering") are being sold by Engle Homes, Inc. ("Engle" or the "Company"). The Common Stock is quoted on The Nasdaq National Market under the symbol "ENGL." On November 20, 1997, the last reported sale price of the Common Stock as reported on The Nasdaq National Market was $14.75 per share. See "Price Range of Common Stock."

     Concurrently with the Equity Offering, the Company is offering $75,000,000
aggregate principal amount of     % Senior Notes due 2007 (the "1997 Notes") by
means of a separate prospectus (the "Notes Offering" and together with the Equity Offering, the "Offerings"). The consummation of the Equity Offering and the consummation of the Notes Offering are not conditioned upon each other. See "Description of Certain Indebtedness."
                               ----------------
  SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS FOR A DISCUSSION
    OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS
                      OF THE COMMON STOCK OFFERED HEREBY.
                               ----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================
                               UNDERWRITING
               PRICE TO        DISCOUNTS AND     PROCEEDS TO
                PUBLIC        COMMISSIONS(1)      COMPANY(2)
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Per Share     $                  $               $
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Total(3)      $                  $               $
================================================================================
(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses estimated at $600,000, which are payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 405,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $           ,
    $          and $          , respectively.

                               ----------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions. It is expected that the shares of Common Stock offered hereby will be available for delivery on or about
  , 1997, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                               ----------------

Smith Barney Inc.

                     Jefferies & Company, Inc.
                                               Southeast Research Partners, Inc.

        , 1997

[Appearing on page 2 and the inside back cover of the Prospectus will be 4 color pictures of homes offered by the Company in several of the Company's markets and a map showing such markets.]

CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THE EQUITY OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

                             SAFE HARBOR STATEMENT

     The Company wishes to take advantage of the safe harbor provisions included in the Private Securities Litigation Reform Act of 1995. Accordingly, in addition to historical information, this Prospectus contains certain forward-looking statements, including, but not limited to, statements regarding the Company's future financial performance and financial condition. These statements involve a number of risks and uncertainties. Any forward-looking statements made by the Company herein are not guarantees of future performance, and actual results may differ materially from those in such forward-looking statements as a result of various factors, including but not limited to, those referred under "Risk Factors" herein.

                              PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. UNLESS THE CONTEXT INDICATES OTHERWISE, THE TERMS "COMPANY" AND "ENGLE" AS USED IN THIS PROSPECTUS REFER TO ENGLE HOMES, INC., ITS PREDECESSORS AND ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION HAS NOT BEEN EXERCISED AND THAT NONE OF THE $14,925,000 PRINCIPAL AMOUNT OF THE 1993 NOTES (AS DEFINED) OUTSTANDING ON THE DATE OF THIS PROSPECTUS HAVE BEEN CONVERTED. FISCAL YEAR REFERENCES ARE TO THE RESPECTIVE FISCAL YEAR ENDED OCTOBER 31.

                                  THE COMPANY

     Engle Homes, Inc. designs, constructs, markets and sells detached single-family residences, townhomes, patio homes and condominiums to entry level and move-up buyers, retirees and second-home, seasonal buyers. Engle operates in nine geographic markets: Broward County, Palm Beach County and Martin County in South Florida; Orlando in Central Florida; Tampa, Sarasota, Naples and Fort Myers on the west coast of Florida; Denver, Colorado; Dallas, Texas; Virginia and Maryland; Raleigh, North Carolina; Phoenix, Arizona; and Atlanta, Georgia. The Company offers a variety of home styles at prices ranging from approximately $80,000 to over $400,000 with an average sales price in fiscal 1997 of approximately $203,000. In addition, the Company operates a mortgage company which provides mortgages primarily to its home buyers in all of its geographic markets and a title company which provides services to its home buyers and third parties in Florida and Denver, Colorado.

     Engle is a leading Florida homebuilder. The Company believes that it is the number two and number four builder of single-family homes in South Florida and Central Florida, respectively, based on revenues from unit closings for the twelve months ended June 30, 1997. Florida is the number one homebuilding state in the United States in terms of total housing starts. In addition, Florida is currently the fourth largest state based upon total population and has consistently ranked among the top four states in population growth over the past seven decades.

     Since 1993, Engle has expanded into eight of the top 20 homebuilding markets in the nation through both start-up operations and the acquisition of a homebuilder in Denver, Colorado. In fiscal 1997, approximately 32% of the Company's revenues from home sales were generated outside of the Florida markets as compared to none in fiscal 1993. Most recently, in fiscal 1997 Engle entered both the Phoenix, Arizona and Atlanta, Georgia markets through start-up operations.

     Over the past five years, the Company's total revenues have grown from $137.4 million in fiscal 1993 to $425.3 million in fiscal 1997, with annual net income growing from $6.3 million to $13.5 million over the same period, representing compound annual growth rates of 33% and 21%, respectively. The Company's fiscal 1997 total revenues of $425.3 million and net income of $13.5 million were the highest in the Company's history. The number of homes delivered increased from 797 in fiscal 1993 to 1,992 in fiscal 1997. At the end of fiscal 1997, Engle was marketing homes in 68 communities.

                               BUSINESS STRATEGY

     Engle believes that its success has been due to its market-oriented approach which it applies to each of the following: (i) identifying new markets; (ii) acquiring land; and (iii) diversifying its product offerings and price ranges to appeal to most segments of the home buying public. Engle believes that this strategy enables it to respond more rapidly to changing market conditions.

     EXPAND IN EXISTING AND NEW MARKETS. The Company has successfully expanded its operations through both start-up operations in new and existing markets and the acquisition of a homebuilder in

Denver, Colorado. Within its existing markets, the Company believes that it is able to gain greater market share by increasing the number of residential projects, thereby leveraging its existing management structure and enhancing profitability through economies of scale. As part of its strategy to further diversify geographically, the Company continually seeks and evaluates market expansion opportunities, including potential acquisitions of homebuilding companies. The Company seeks to expand into geographic markets with significant single-family home permit activity, substantial job growth, a diversified economy and an availability of strong management with local market expertise. Since its initial public offering in January 1992, the Company has expanded into eight new geographic markets.

     OFFER A BROAD SELECTION OF PRODUCTS. The Company designs its homes to appeal to a wide variety of home buyers, including entry level and move-up buyers, retirees and second-home, seasonal buyers. Accordingly, the Company offers a number of home styles and price ranges at various locations in each market, including golf and waterfront communities in certain markets. Engle's product offerings include semi-custom estate homes, detached single-family residences, townhomes, semi-detached patio-homes/ duplexes and condominiums. Management believes that the Company's long-standing policy of product diversification enables it to respond more rapidly to changing market conditions.

     SELECTIVELY ACQUIRE LAND. The Company maintains a land acquisition policy designed to enhance profitability and return on capital while minimizing the risks associated with investments in land. Engle seeks to identify and acquire superior locations in each market and offer a number of communities with diverse products and sales prices. The Company prefers to acquire improved residential lots ready for construction by entering into option contracts, whenever possible, or through outright purchases. The Company also acquires tracts of land that require site improvements prior to the start of home construction. Occasionally, Engle purchases larger parcels of undeveloped land suited for master-planned communities, primarily in South Florida. When acquiring larger parcels, the Company typically contracts to sell portions of improved or unimproved land to other builders as a source of additional revenue thereby reducing the Company's investment. In addition, when economically advantageous to the Company, Engle enters into partnership or joint venture agreements with other major homebuilders to purchase and develop well located parcels of land. The Company generally purchases land only after required zoning entitlements have been obtained.

     MAINTAIN STRINGENT COST CONTROLS. The Company believes that maintaining stringent cost controls is a key factor in achieving profitability. The Company seeks to reduce its costs and risks by (i) obtaining required zoning entitlements prior to purchasing land, (ii) using subcontractors to perform home construction and site improvement work on a fixed price basis, (iii) minimizing inventory of unsold homes, (iv) improving construction cycle time for new homes, (v) using its position as a national homebuilder to obtain national volume discounts on construction materials and favorable pricing from subcontractors and (vi) maintaining a sophisticated management information system that allows it to monitor homebuilding production, scheduling and budgeting on a daily basis.

     COMMITMENT TO CUSTOMER SATISFACTION. The Company is dedicated to providing customer satisfaction through quality construction and customer service. Divisional managers are responsible for the quality of construction and the level of customer satisfaction in their respective divisions.

     EXPERIENCED MANAGEMENT WITH DECENTRALIZED OPERATING STRUCTURE. To serve the needs of each of its markets, the Company relies upon the expertise of its division managers, each of whom has significant experience in the homebuilding industry. In order to align corporate and divisional profit goals, division managers receive bonuses based on the return on assets of their respective divisions. The division managers benefit from Engle's corporate expertise in sales and marketing, land acquisition and financial services and its centralized accounting department. The Company believes that this interaction between the divisional managers and corporate management provides enhanced operating results.

                              RECENT DEVELOPMENTS

     On October 17, 1997, the Company announced the early redemption of $15.0 million principal amount of its 7% Convertible Subordinated Notes due 2003 (the "1993 Notes"). On November 18, 1997, the Company redeemed $14.6 million aggregate principal amount of the 1993 Notes at a price of 104.2% of the principal amount thereof, plus accrued interest. As a result of such redemption, 1,042,432 shares of Common Stock will be eliminated from consideration in calculating diluted earnings per share after fiscal 1997. An extraordinary charge of approximately $600,000 (net of income tax benefit) will be recorded in the first quarter of fiscal 1998 for the early retirement of the 1993 Notes. Prior to the redemption, $406,000 aggregate principal amount of the 1993 Notes called for redemption were converted into 28,996 shares of Common Stock and an additional $75,000 aggregate principal amount of the 1993 Notes were converted into 5,357 shares. The Company intends to use a portion of the net proceeds of the Equity Offering to redeem the remaining $14,925,000 aggregate principal amount of the 1993 Notes, to the extent such 1993 Notes have not been previously converted. See "Use of Proceeds."

     The Company is currently in discussions with a group of banks to obtain an unsecured revolving credit facility to be used for working capital and general corporate purposes. If obtained, the new facility would be used to replace all of the Company's existing lines of credit, other than its financial services debt.

     The principal executive offices of the Company are located at 123 N.W. 13th Street, Suite 300, Boca Raton, Florida 33432, and its telephone number is
(561) 391-4012.

                              THE EQUITY OFFERING

Common Stock offered  ...............   2,700,000 shares

Common Stock to be outstanding
 after the Equity Offering  .........   9,666,046 shares(1)

Nasdaq National Market symbol  ......   ENGL

Use of proceeds .....................   The net proceeds of the Equity Offering will be
                                        used to redeem the remaining $14,925,000
                                        aggregate principal amount of the 1993 Notes, to
                                        the extent such 1993 Notes have not been
                                        previously converted, and to repay existing bank
                                        indebtedness. See "Use of Proceeds."

Dividend Policy .....................   The Company has declared $.04 per share quarterly
                                        cash dividends in each fiscal quarter since the fiscal
                                        quarter ended April 30, 1992. The Company
                                        presently intends to continue to declare and pay
                                        quarterly cash dividends equal to $.04 per share of
                                        Common Stock. The payment of cash dividends
                                        will be at the discretion of the Board of Directors
                                        of the Company and will depend upon, among
                                        other things, results of operations, capital
                                        requirements, the Company's financial condition
                                        and such other factors as the Board of Directors
                                        may consider. There can be no assurance as to the
                                        amount, if any, or timing of cash dividends. See
                                        "Dividend Policy."

----------------
(1) Excludes (i) 1,066,071 shares of Common Stock issuable upon conversion of 1993 Notes which the Company plans to redeem with the proceeds of the Equity Offering following consummation thereof, and (ii) 606,500 shares of Common Stock subject to outstanding options as of October 31, 1997, of which options to purchase 502,000 shares were exercisable on that date. The 1993 Notes are currently callable at 104.2% of the principal amount thereof and have a conversion price of $14.00 per share (an effective conversion price, excluding accrued interest, of $14.59).

                              CONCURRENT OFFERING

     Concurrently with the Equity Offering, the Company is offering $75,000,000 aggregate principal amount of the 1997 Notes by means of a separate prospectus. The consummation of the Equity Offering and the consummation of the Notes Offering are not conditioned upon each other. See "Description of Certain Indebtedness." The net proceeds of the Notes Offering will be primarily used to repay existing bank indebtedness and for general corporate purposes. See "Use of Proceeds."

                                  RISK FACTORS

     Investment in the Common Stock involves certain risks discussed under "Risk Factors" that should be considered by prospective investors.

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

                 (Dollars in thousands, except per share data)

                                                    YEAR ENDED OCTOBER 31
                                                 ---------------------------
                                                   1993          1994
                                                 ------------- -------------
STATEMENT OF OPERATIONS DATA:
 Home sales ....................................  $ 133,970     $ 215,716
 Cost of home sales  ...........................    112,352       183,752
                                                  ---------     ---------
  Homebuilding gross profit   ..................     21,618        31,964
                                                  ---------     ---------
 Land sales ....................................        611         2,931
 Cost of land sales  ...........................        498         2,577
                                                  ---------     ---------
  Land gross profit  ...........................        113           354
                                                  ---------     ---------
 Financial services income, net  ...............        558           898
 Other income, net   ...........................      2,247         1,358
                                                  ---------     ---------
  Total gross profit ...........................     24,536        34,574
                                                  ---------     ---------
 Selling, marketing, general and
   administrative expenses    ..................     12,741        19,993
 Depreciation and amortization   ...............      1,677         2,402
                                                  ---------     ---------
  Income before income taxes  ..................     10,118        12,179
 Provision for income taxes   ..................      3,820         4,604
                                                  ---------     ---------
 Net income(2) .................................  $   6,298     $   7,575
                                                  =========     =========
 Net income per share--fully diluted(2)   ......  $    0.81     $    0.96
 Weighted average number of shares outstanding--
  fully diluted   ..............................      8,131         8,817
OTHER FINANCIAL DATA:
 EBITDA(4)  ....................................  $  15,924     $  22,293
 Interest incurred   ...........................      4,068         7,183
 Ratio of EBITDA to interest incurred  .........       3.91x         3.10x
 Ratio of homebuilding debt to EBITDA  .........       4.01x         4.46x
 Ratio of earnings to fixed charges(5) .........       3.14x         2.56x
SUMMARY OPERATING DATA:
 Units:
  Deliveries   .................................        797         1,225
  Backlog at end of period .....................        687           560
 Aggregate sales value of backlog   ............  $ 119,491     $ 108,200
 Average sales price of homes in backlog  ......        174           193

                                                                                            PRO FORMA
                                                                                           AS ADJUSTED
                                                   1995          1996          1997          1997(1)
                                                 ------------- ------------- ------------- ------------
STATEMENT OF OPERATIONS DATA:
 Home sales ....................................  $ 216,059     $ 303,972     $ 404,407    $404,407
 Cost of home sales  ...........................    184,888       260,651       345,295     343,307
                                                  ---------     ---------     ---------    ---------
  Homebuilding gross profit   ..................     31,171        43,321        59,112      61,100
                                                  ---------     ---------     ---------    ---------
 Land sales ....................................     20,964        17,571         7,685       7,685
 Cost of land sales  ...........................     17,332        15,589         7,095       7,095
                                                  ---------     ---------     ---------    ---------
  Land gross profit  ...........................      3,632         1,982           590         590
                                                  ---------     ---------     ---------    ---------
 Financial services income, net  ...............      1,158         1,796         2,678       2,678
 Other income, net   ...........................      1,573         1,485         1,513       1,513
                                                  ---------     ---------     ---------    ---------
  Total gross profit ...........................     37,534        48,584        63,893      65,881
                                                  ---------     ---------     ---------    ---------
 Selling, marketing, general and
   administrative expenses    ..................     24,466        31,906        39,620      39,620
 Depreciation and amortization   ...............      3,532         2,977         2,374       2,467
                                                  ---------     ---------     ---------    ---------
  Income before income taxes  ..................      9,536        13,701        21,899      23,794
 Provision for income taxes   ..................      3,624         5,206         8,431       9,161
                                                  ---------     ---------     ---------    ---------
 Net income(2) .................................  $   5,912     $   8,495     $  13,468    $ 14,633
                                                  =========     =========     =========    =========
 Net income per share--fully diluted(2)   ......  $    0.74     $    1.03     $    1.58    $   1.49(3)
 Weighted average number of shares outstanding--
  fully diluted   ..............................      9,132         9,251         9,246       9,837
OTHER FINANCIAL DATA:
 EBITDA(4)  ....................................  $  19,972     $  28,221     $  40,339    $ 40,340
 Interest incurred   ...........................     13,750        15,272        15,623      13,317
 Ratio of EBITDA to interest incurred  .........       1.45x         1.85x         2.58x       3.03x
 Ratio of homebuilding debt to EBITDA  .........       7.38x         5.39x         3.77x       2.93x
 Ratio of earnings to fixed charges(5) .........       1.18x         1.63x         2.40x       2.78x
SUMMARY OPERATING DATA:
 Units:
  Deliveries   .................................      1,137         1,567         1,992       1,992
  Backlog at end of period .....................        804         1,016           869         869
 Aggregate sales value of backlog   ............  $ 161,900     $ 210,300     $ 173,989    $173,989
 Average sales price of homes in backlog  ......        201           207           200         200

                                                         AS OF OCTOBER 31, 1997
                                                      ----------------------------
                                                                     PRO FORMA
                                                       ACTUAL      AS ADJUSTED(6)
                                                      ----------   ---------------
BALANCE SHEET DATA
 Cash .............................................    $ 16,546    $    16,546
 Homebuilding inventories  ........................     230,108        230,108
 Total assets  ....................................     288,412        290,236(7)
 Homebuilding bank credit facilities   ............      82,064          3,063
   % Senior Notes due 2007 ........................          --         75,000
 113/4% Senior Notes due 2000 .....................      40,000         40,000
 7% Convertible Subordinated Notes due 2003  ......      30,000             --
  Total homebuilding debt  ........................     152,064        118,063
  Total debt(8)   .................................     166,593        132,592
 Shareholders' equity   ...........................      93,180        129,482

----------------
(1) Pro forma for (i) the redemption on November 18, 1997, of $14,594,000 aggregate principal amount of the 1993 Notes at a price of 104.2% of the principal amount thereof, plus accrued interest, and the conversion of $481,000 aggregate principal amount of the 1993 Notes into 34,353 shares of Common Stock, (ii) the issuance and sale of the Common Stock in the Equity Offering at an assumed price of $14.75, (iii) the sale of the 1997 Notes in the Notes Offering with an assumed interest rate of 9.5%, and
    (iv) the application of the estimated net proceeds from the Offerings as described under "Use of Proceeds," as if each of these transactions had occurred on November 1, 1996. See "Capitalization."

(2) Effective November 1, 1993, the Company adopted statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," which requires an asset and liability method of accounting for income taxes. The Company recorded a benefit of $1,332,000 in the first quarter of fiscal 1994 as a cumulative effect on prior years of this accounting change which has been excluded from the calculation of net income. Additionally, pro forma as adjusted net income and income per share exclude the extraordinary charge of $763,000, net of income taxes, or $.08 per share on a fully diluted basis, resulting from the premium to be paid in connection with redemption of $29,519,000 of the 1993 Notes.

(3) If all of the remaining $14,925,000 aggregate principal amount of the 1993 Notes were to be converted into Common Stock prior to being redeemed with the proceeds of the Equity Offering, pro forma as adjusted fully diluted net income per share for fiscal 1997 would have been $1.41.

(4) EBITDA is defined as operating income before amortization of capitalized interest expense included in the cost of goods sold, depreciation and other amortization. EBITDA is a widely accepted financial indicator of a company's ability to service debt. However, EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity.

(5) Computed by dividing earnings by fixed charges. "Earnings" consist of income from operations before income taxes, plus amortization of previously capitalized interest included in costs of sales and fixed charges, exclusive of capitalized interest. "Fixed charges" consist of interest costs incurred, including capitalized interest costs plus amortization of loan costs and that portion of operating lease rental expense deemed to be representative of interest.

(6) Pro forma for (i) the redemption on November 18, 1997, of $14,594,000 aggregate principal amount of the 1993 Notes at a price of 104.2% of the principal amount thereof, plus accrued interest, and the conversion of $481,000 aggregate principal amount of the 1993 Notes into 34,353 shares of Common Stock, (ii) the issuance and sale of the Common Stock in the Equity Offering at an assumed price of $14.75, (iii) the sale of the 1997 Notes in the Notes Offering with an assumed interest rate of 9.5%, and
    (iv) the application of the estimated net proceeds from the Offerings as described under "Use of Proceeds." See "Capitalization."

(7) Reflects the estimated professional fees and expenses associated with the Notes Offering and the write-off of the unamortized deferred financing costs related to the 1993 Notes. A breakdown of the estimated costs and write-off follows (in thousands):

    Financing fees and debt issuance costs .................................     $1,875
    Legal and professional fees and other costs  ...........................        400
    Write-off of unamortized deferred financing costs (net of income taxes)        (451)
                                                                                  ------
                                                                                  $1,824
                                                                                  ======

(8) Total debt includes financial services debt.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH BELOW BEFORE PURCHASING ANY SHARES OF COMMON STOCK OFFERED HEREBY.

GENERAL REAL ESTATE, ECONOMIC, INTEREST RATES AND OTHER CONDITIONS

     The homebuilding industry is cyclical and affected by changes in general and local economic and other conditions including employment levels, demographic considerations, availability of financing, interest rate levels, consumer confidence and housing demand. In addition, homebuilders are subject to various risks, many of them outside the control of the homebuilder including competitive overbuilding, availability and cost of building lots, materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations, and increases in real estate taxes and other local government fees. The Company cannot predict whether interest rates will be at levels attractive to prospective home buyers. If interest rates increase, and in particular mortgage interest rates, the Company's business could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition and Market Factors."

LEVERAGE; POTENTIAL ADVERSE EFFECT OF INDEBTEDNESS ON FUTURE OPERATIONS

     As of October 31, 1997, after giving effect to (i) the redemption on November 18, 1997, of $14,594,000 aggregate principal amount of the 1993 Notes and the conversion of $481,000 aggregate principal amount of the 1993 Notes,
(ii) the Offerings and (iii) the application of the estimated net proceeds from the Offerings as described under "Use of Proceeds," the outstanding indebtedness of the Company would have been $132,592,173 and the Company would have had stockholders' equity of $129,481,149. In addition, subject to restrictions in the indenture (the "1994 Indenture") governing the Company's 113/4% Senior Notes due 2000 (the "1994 Notes") and the indenture (the "1997 Indenture") governing the 1997 Notes, the Company may incur additional indebtedness in the future, some of which may be secured. The Company's ability to make required debt service payments in the future will be dependent on the Company's operating results, which are subject to financial, economic and other factors affecting the Company that are beyond its control. No assurance can be given that the Company will be able to make required debt service payments.

     The degree to which the Company is leveraged could have an adverse impact on the Company, including (i) increased vulnerability to adverse general economic and market conditions, (ii) impaired ability to expand and to respond to increased competition, (iii) impaired ability to obtain additional financing for future working capital, capital expenditures, general corporate or other purposes and (iv) requiring that a significant portion of cash provided by operating activities be used for the payment of debt obligations, thereby reducing funds available for operations and future business opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

GEOGRAPHIC CONCENTRATION; RISKS OF EXPANSION

     The Company's operations are situated in South Florida; Central Florida; the west coast of Florida; Denver, Colorado; Dallas, Texas; Virginia and Maryland; Raleigh, North Carolina; Phoenix, Arizona; and Atlanta, Georgia. Adverse general economic conditions in these markets could have a material adverse impact on the operations of the Company. For fiscal 1997, approximately 68% of the Company's housing revenue and a significant portion of the Company's operating income were derived from operations in its Florida markets. The Company's performance could be significantly affected by changes in these markets. The Company expanded into two new geographic markets, Phoenix, Arizona, and Atlanta, Georgia, in fiscal 1997. New markets may prove to be less stable and may involve delays, problems and expenses not typically found by the Company in the existing markets with which it is familiar. See "Business."

LAND DEVELOPMENT ACTIVITIES

     The Company develops land for some of its subdivisions, which occasionally may consist of large tracts of land suited for master-planned communities. Acquiring land and committing the financial and managerial resources to develop such land involve significant risks. Before a subdivision generates any revenue, material expenditures are required for items such as acquiring land and constructing subdivision infrastructure (such as roads and utilities).

SIGNIFICANT VOTING CONTROL BY PRINCIPAL SHAREHOLDERS

     Following the closing of the Equity Offering, Alec Engelstein, the Company's Chairman, President and Chief Executive Officer, and Harry Engelstein, the Company's Executive Vice President and Chief Construction Officer, will together beneficially own a total of approximately 36.9% of the outstanding Common Stock (35.4% if the Underwriters' over-allotment option is exercised in full) and together will continue to have significant voting power with respect to the election of the Board of Directors of the Company, and in general, the determination of the outcome of various matters submitted to the shareholders of the Company for approval.

DEPENDENCE ON KEY EXECUTIVES

     The Company is managed by a relatively small number of executive officers. The loss of the services of one or more of these executive officers, particularly Alec Engelstein, the Company's Chairman, President and Chief Executive Officer, could have an adverse effect on the Company's business and operations. See "Management."

COMPETITION

     The homebuilding industry is highly competitive and fragmented. The Company competes in each of its markets with numerous national, regional and local builders, including some builders with greater financial resources. Builders of new homes compete not only for home buyers, but also for desirable properties, raw materials and skilled subcontractors. The Company also competes for residential sales with individual sales of existing homes and available rental housing. See "Business--Competition and Market Factors."

GOVERNMENTAL REGULATION

     In developing housing communities, the Company must obtain the approval of numerous government authorities regulating such matters as permitted land uses and levels of density, the installation of utility services such as water and waste disposal and the dedication of acreage for open space, parks, schools and other community purposes. Several authorities in Florida and other states have imposed impact fees as a means of defraying the cost of providing certain governmental services to developing areas and the amount of these fees has increased significantly during recent years. Many state laws require the use of specific construction materials which reduce the need for energy-consuming heating and cooling systems. Local governments also, at times, declare moratoriums on the issuance of building permits and impose other restrictions in areas where sewage treatment facilities and other public facilities do not reach minimum standards. The Company is also subject to a variety of Federal, State and local statutes, ordinances, rules and regulations concerning protection of health and the environment. The particular environmental laws which apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. Prior to consummating the purchase of land, the Company engages independent environmental engineers to evaluate such land for the presence of hazardous or toxic materials, wastes or substances. Such governmental regulation may result in delays, cause the Company to incur substantial compliance and other costs and prohibit or severely restrict development in certain regions or areas, which could have an adverse effect on the Company's business and results of operations. See "Business-- Government Regulation and Environmental Matters."

     To varying degrees, certain permits and approvals will be required to complete the residential developments currently being planned by the Company. The ability of the Company to obtain necessary approvals and permits for these projects is often beyond the Company's control, and could restrict or prevent the development of otherwise desirable property. The length of time necessary to obtain permits and approvals increases the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market following the Equity Offering could adversely affect the market price for the Common Stock. The shares of Common Stock offered hereby will be freely tradable by persons who are not affiliates of the Company without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Substantially all of the other outstanding shares of Common Stock, other than shares held by officers, directors and other affiliates of the Company, are freely tradable. After the Equity Offering, approximately 9,666,046 shares of Common Stock will be outstanding, and directors and officers of the Company will beneficially own approximately 3,880,066 outstanding shares in the aggregate. Pursuant to Rule 144 under the Securities Act ("Rule 144"), shares of Common Stock held by affiliates of the Company are subject to limitations on the volume that may be sold other than sales pursuant to a registration statement under the Securities Act or another applicable exemption from registration thereunder. The Company has also granted certain registration rights to Alec Engelstein and Harry Engelstein pursuant to a registration rights agreement entered into in October 1991. The Company, its directors and executive officers, and certain shareholders have agreed not to offer, sell, transfer or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock without the prior written consent of Smith Barney Inc. for a period of 120 days after the date of this Prospectus, except for grants of awards under the Company's existing employee benefit plans or issuances of Common Stock upon the exercise of outstanding stock options. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock in the Equity Offering are estimated to be approximately $37.0 million ($42.7 million if the Underwriters' over-allotment option is exercised in full), assuming an offering price of $14.75 per share and after deducting the estimated underwriting discounts and offering expenses payable by the Company. The Company intends to use the net proceeds of the Equity Offering to redeem the remaining $14,925,000 aggregate principal amount of the 1993 Notes, to the extent that such 1993 Notes have not been previously converted, at a price of 104.2% of the principal amount thereof and to repay outstanding amounts under certain of the Company's revolving lines of credit (bearing interest at LIBOR plus 2.50% to prime plus .25% at the Company's election). The Company's revolving lines of credit bore a weighted average interest rate of 9.28% per annum during fiscal 1997 and had approximately $82.1 million outstanding at October 31, 1997, of which approximately $4.4 million matures in 1998, approximately $42.0 million matures in 1999, approximately $34.2 million matures in 2000 and approximately $1.5 million matures thereafter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 5 to the Company's Consolidated Financial Statements.

     Assuming the Notes Offering, which is expected to occur concurrently with the Equity Offering, is consummated, the net proceeds to the Company from the Notes Offering are estimated to be approximately $72.7 million after deducting the estimated underwriting discounts and offering expenses payable by the Company. The Company intends to use the net proceeds from the Notes Offering to repay outstanding amounts under certain of the Company's revolving lines of credit and for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on The Nasdaq National Market under the symbol "ENGL." The following table sets forth, for the periods indicated, the high and low closing sales price for the Common Stock, as reported on The Nasdaq National Market.

                                                                  HIGH        LOW
                                                                 ---------   -------
YEAR ENDED OCTOBER 31, 1996
 Quarter ended January 31 ....................................    $ 11.00    $ 8.25
 Quarter ended April 30   ....................................      10.25      7.63
 Quarter ended July 31 .......................................       9.25      5.50
 Quarter ended October 31 ....................................       8.50      6.88
YEAR ENDED OCTOBER 31, 1997
 Quarter ended January 31 ....................................    $  9.00    $ 8.50
 Quarter ended April 30   ....................................      10.75      8.25
 Quarter ended July 31 .......................................      11.88      9.13
 Quarter ended October 31 ....................................      15.50     11.75
YEAR ENDING OCTOBER 31, 1998
 Quarter ending January 31 (through November 19, 1997)  ......    $ 15.00    $14.25

     As of November 7, 1997 there were approximately 75 shareholders of record. The closing sale price of the Company's Common Stock as reported on The Nasdaq National Market on November 20, 1997, was $14.75.

                                DIVIDEND POLICY

     The Company has declared $.04 per share quarterly cash dividends in each fiscal quarter since the fiscal quarter ended April 30, 1992. The Company presently intends to continue to declare and pay quarterly cash dividends equal to $.04 per share of Common Stock. The payment of cash dividends will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, results of operations, capital requirements, the Company's financial condition and such other factors as the Board of Directors may consider. There can be no assurance as to the amount, if any, or timing of cash dividends.

     The Company's loan agreements currently limit the amount of dividends that the Company may pay in any year to no more than 50% of the Company's net income for such year. Generally, the 1994 Indenture provides that the Company may not declare or pay any dividend or make certain other payments or take certain other actions (collectively, "Restricted Payments") unless the aggregate amount of all Restricted Payments declared or made after January 31, 1994 generally does not exceed the sum of (i) 50% of the Company's cumulative Consolidated Net Income (as defined in the 1994 Indenture) since January 31, 1994 plus (ii) cash proceeds to the Company from certain issuances of capital stock of the Company. The 1997 Indenture will contain provisions limiting the payment of dividends which are substantially similar to the provisions in the 1994 Indenture except that cumulative Consolidated Net Income will be calculated from the beginning of the fiscal quarter in which the 1997 Notes are issued.

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company at October 31, 1997, (ii) the pro forma capitalization of the Company at October 31, 1997, after giving effect to the redemption on November 18, 1997 of $14,594,000 aggregate principal amount of the 1993 Notes at a price of 104.2% of the principal amount thereof, plus accrued interest, and the conversion of $481,000 aggregate principal amount of the 1993 Notes into 34,353 shares of Common Stock, as if such events had occurred on October 31, 1997, and
(iii) the pro forma capitalization of the Company as adjusted to reflect the issuance and sale of the Common Stock in the Equity Offering, the sale of the 1997 Notes in the Notes Offering and the application of the estimated net proceeds from the Offerings as described under "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition," each included elsewhere in this Prospectus.

                                                                         AS OF OCTOBER 31, 1997
                                                               -------------------------------------------
                                                                                           PRO FORMA
                                                                ACTUAL      PRO FORMA     AS ADJUSTED
                                                               ----------   -----------   ----------------
                                                                         (AMOUNTS IN THOUSANDS)
Cash  ......................................................   $ 16,546       $ 16,546     $    16,546
                                                               =========     =========     ============
Debt
 Homebuilding debt
  Bank credit facilities(1)   ..............................     82,064         97,271           3,063
    % Senior Notes due 2007   ..............................         --             --          75,000
  113/4% Senior Notes due 2000   ...........................     40,000         40,000          40,000
  7% Convertible Subordinated Notes due 2003    ............     30,000         14,925              --
                                                               ---------     ---------     ------------
   Total homebuilding debt .................................    152,064        152,196         118,063
                                                               ---------     ---------     ------------
 Financial services debt   .................................     14,529         14,529          14,529
                                                               ---------     ---------     ------------
   Total debt  .............................................    166,593        166,725         132,592(2)
                                                               ---------     ---------     ------------
Shareholders' equity
 Common stock ($.01 par value, 25,000,000 shares authorized;
   6,931,693 actual shares issued and outstanding; 6,966,046
   shares issued and outstanding pro forma; 9,666,046 shares
   issued and outstanding pro forma as adusted)(3) .........         69             70              97
 Additional paid-in capital   ..............................     47,852         48,332          85,340
 Retained earnings(4)   ....................................     45,259         44,656          44,045
                                                               ---------     ---------     ------------
   Total shareholders' equity ..............................     93,180         93,058         129,482(2)
                                                               ---------     ---------     ------------
Total capitalization .......................................    259,773        259,783         262,074
                                                               =========     =========     ============

----------------
(1) The Company is currently in discussions with a group of banks to obtain an unsecured revolving credit facility to be used for working capital and general corporate purposes. If obtained, the new facility would be used to replace all of the Company's existing lines of credit, other than financial services debt.

(2) If all of the remaining $14,925,000 aggregate principal amount of the 1993 Notes were to be converted into Common Stock prior to being redeemed with the proceeds of the Equity Offering, pro forma as adjusted total debt and total shareholders' equity as of October 31, 1997 would have been $117,040,000 and $144,792,000, respectively.

(3) Excludes (i) 1,066,071 shares of Common Stock issuable upon conversion of 1993 Notes which the Company plans to redeem with the proceeds of the Equity Offering following consummation thereof and (ii) 606,500 shares of Common Stock subject to outstanding options as of October 31, 1997, of which options to purchase 502,000 shares were exercisable on that date. The 1993 Notes are currently callable at 104.2% of the principal amount thereof and have a conversion price of $14.00 per share (an effective conversion price, excluding accrued interest, of $14.59).

(4) Pro forma amount includes an adjustment to reflect the extraordinary charge, net of income tax benefit, of approximately $600,000 to reflect the write-off of debt issuance costs and the net premium relating to the redemption of the 1993 Notes.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial and operating data of the Company were derived from the Company's consolidated financial statements as of and for the years ended October 31, 1993 through 1997 which have been audited by BDO Seidman, LLP, independent certified public accountants. The information presented below should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus or incorporated by reference herein.

                                                                             YEARS ENDED OCTOBER 31
                                                      ---------------------------------------------------------------------
                                                        1993          1994          1995          1996          1997
                                                      ------------- ------------- ------------- ------------- -------------
STATEMENT OF OPERATIONS DATA:
Revenues   ..........................................  $ 137,386     $ 224,459     $ 244,528     $ 332,088     $ 425,295
Costs and expenses:
 Cost of sales--homes  ..............................    112,352       183,752       184,888       260,651       345,295
 Cost of sales--land   ..............................        498         2,577        17,332        15,589         7,095
 Selling, marketing, general & administrative  ......     12,741        19,993        24,466        31,906        39,620
 Depreciation & amortization ........................      1,677         2,402         3,532         2,977         2,374
 Financial services .................................          0         3,556         4,774         7,264         9,012
                                                       ---------     ---------     ---------     ---------     ---------
 Total costs and expenses ...........................    127,268       212,280       234,992       318,387       403,396
                                                       ---------     ---------     ---------     ---------     ---------
Income before income taxes   ........................     10,118        12,179         9,536        13,701        21,899
                                                       ---------     ---------     ---------     ---------     ---------
Net income(1) .......................................  $   6,298     $   7,575     $   5,912     $   8,495     $  13,468
                                                       =========     =========     =========     =========     =========
Net income per share
 Primary   ..........................................  $    0.95     $    1.13     $    0.85     $    1.20     $    1.94
 Fully diluted   ....................................       0.81          0.96          0.74          1.03          1.58
Weighted average number of shares outstanding
 Primary   ..........................................      6,650         6,674         6,989         7,108         6,951
 Fully diluted   ....................................      8,131         8,817         9,132         9,251         9,246
Cash dividends   ....................................  $   1,064     $   1,066     $   1,109     $   1,109     $   1,109
OTHER FINANCIAL DATA:
 EBITDA(2) ..........................................  $  15,924     $  22,293     $  19,972     $  28,221     $  40,339
 Interest incurred  .................................      4,068         7,183        13,750        15,272        15,623
 Ratio of EBITDA to interest incurred ...............       3.91x         3.10x         1.45x         1.85x         2.58x
 Ratio of earnings to fixed charges(3)   ............       3.14x         2.56x         1.18x         1.63x         2.40x
SUMMARY OPERATING DATA:
 Units:
  Deliveries  .......................................        797         1,225         1,137         1,567         1,992
  Backlog at end of period   ........................        687           560           804         1,016           869
 Aggregate sales value of backlog  ..................  $ 119,491     $ 108,200     $ 161,900     $ 210,300     $ 173,989
 Average sales price of homes in backlog ............        174           193           201           207           200

                                                           AS OF OCTOBER 31
                                     -------------------------------------------------------------
                                      1993         1994         1995         1996         1997
                                     ----------   ----------   ----------   ----------   ---------
BALANCE SHEET DATA
 Cash  ...........................    $ 27,326     $ 13,121     $ 13,400     $ 21,700    $16,546
 Homebuilding inventories   ......      88,902      138,428      198,664      220,564    230,108
 Total assets   ..................     143,991      188,913      251,918      284,789    288,412
 Total homebuilding debt .........      63,794       99,428      147,454      152,117    152,064
 Total debt(4)  ..................      66,575      102,341      153,927      165,123    166,593
 Shareholders' equity ............      58,102       66,303       74,106       81,492     93,180

----------------
(1) Effective November 1, 1993, the Company adopted statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," which requires an asset and liability method of accounting for income taxes. The Company recorded a benefit of $1,332,000 in the first quarter of fiscal 1994 as a cumulative effect on prior years of this accounting change which has been excluded from the calculation of net income.

(2) EBITDA is defined as operating income before amortization of capitalized interest expense included in the cost of goods sold, depreciation and other amortization. EBITDA is a widely accepted financial indicator of a company's ability to service debt. However, EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity.

(3) Computed by dividing earnings by fixed charges. "Earnings" consist of income from operations before income taxes, plus amortization of previously capitalized interest included in costs of sales and fixed charges, exclusive of capitalized interest costs. "Fixed Charges" consist of interest costs incurred, including capitalized interest costs plus amortization of loan costs and that portion of operating lease rental expense deemed to be representative of interest.

(4) Total debt includes financial services debt.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS IS BASED UPON AND SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN.

OVERVIEW

     GENERAL. The following table sets forth for the years indicated certain items of the Company's Consolidated Financial Statements expressed as a percentage of the Company's total revenues:

                                                                      PRCENTAGE OF TOTAL REVENUES
                                                                         YEAR ENDED OCTOBER 31,
                                                                  ------------------------------------
                                                                   1995         1996         1997
                                                                  ----------   ----------   ----------
Sales of homes ................................................      88.4%        91.5%        95.1%
Sales of land  ................................................       8.6          5.3          1.8
Rent and other ................................................       0.6          0.5          0.4
Financial services income  ....................................       2.4          2.7          2.7
                                                                   ------       ------       ------
  Total  ......................................................     100.0%       100.0%       100.0%
                                                                   ======       ======       ======
Cost of sales--homes ..........................................      75.6         78.5         81.2
Cost of sales--land  ..........................................       7.0          4.7          1.7
Selling, marketing, general and administrative expenses  ......      10.0          9.6          9.3
Income before income taxes ....................................       3.9          4.1          5.1
Net income  ...................................................       2.4          2.6          3.2

     The following tables set forth information relating to homes closed, new sales contracts and sales backlog by operating division for fiscal years 1995, 1996 and 1997.

                                                  YEAR ENDED OCTOBER 31,
                             -----------------------------------------------------------------
                                     1995                   1996                  1997
                             --------------------   --------------------   -------------------
HOMES CLOSED                 CLOSED     PERCENT     CLOSED     PERCENT     CLOSED     PERCENT
--------------------------   --------   ---------   --------   ---------   --------   --------
South Florida ............       513      45.1%         624      39.8%         847      42.4%
Central Florida  .........       244      21.5          343      21.9          386      19.4
West Coast Florida  ......        56       4.9           66       4.2           84       4.2
Dallas, TX ...............        57       5.0          107       6.8          173       8.7
Denver, CO ...............       243      21.4          269      17.2          334      16.8
Virginia/Maryland   ......        18       1.6          102       6.5          103       5.2
Raleigh, NC   ............         6       0.5           56       3.6           64       3.2
Phoenix, AZ   ............        --        --           --        --            1       0.1
                              ------     -----       ------     -----       ------     -----
Total   ..................     1,137       100%       1,567       100%       1,992       100%
                              ======     =====       ======     =====       ======     =====

                                                   YEAR ENDED OCTOBER 31,
                              -----------------------------------------------------------------
                                      1995                   1996                  1997
                              --------------------   --------------------   -------------------
NEW SALES CONTRACTS            SOLD      DOLLARS      SOLD      DOLLARS      SOLD      DOLLARS
---------------------------   -------   ----------   -------   ----------   -------   ---------
                                                   (DOLLARS IN THOUSANDS)
South Florida  ............      698    $139,000        643    $141,200        628    $135,100
Central Florida   .........      268      48,700        378      70,500        365      69,200
West Coast Florida   ......       60      11,700         81      12,200        153      25,400
Dallas, TX  ...............       62      12,500        179      30,200        148      23,800
Denver, CO  ...............      217      40,500        318      59,600        346      67,800
Virginia/Maryland    ......       41      10,400        111      24,700        110      27,600
Raleigh, NC    ............       35       7,000         69      14,000         37       7,700
Phoenix, AZ    ............        -           -          -           -         58      11,500
                               ------   ---------     ------   ---------     ------   ---------
Total    ..................    1,381    $269,800      1,779    $352,400      1,845    $368,100
                               ======   =========     ======   =========     ======   =========

                                                   YEAR ENDED OCTOBER 31,
                              -----------------------------------------------------------------
                                      1995                   1996                  1997
                              --------------------   --------------------   -------------------
SALES BACKLOG                 HOMES      DOLLARS     HOMES      DOLLARS     HOMES      DOLLARS
---------------------------   -------   ----------   -------   ----------   -------   ---------
                                                   (DOLLARS IN THOUSANDS)
South Florida  ............     540     $110,800        559    $126,500       340     $ 72,600
Central Florida   .........     130       23,500        165      31,000       144       28,400
West Coast Florida   ......      25        4,900         39       5,800       108       18,000
Dallas, TX  ...............      18        3,600         90      14,500        63        9,900
Denver, CO  ...............      37        7,300         86      15,700       100       19,400
Virginia/Maryland    ......      25        6,100         34       8,000        41       10,900
Raleigh, NC    ............      29        5,700         43       8,800        16        3,400
Phoenix, AZ    ............       0            0          0           0        57       11,400
                                ----    ---------     ------   ---------      ----    ---------
Total    ..................     804     $161,900      1,016    $210,300       869     $174,000
                                ====    =========     ======   =========      ====    =========

     BACKLOG. Sales of the Company's homes are generally made pursuant to a standard contract which requires a down payment. The contract includes a financing contingency which permits the customer to cancel in the event mortgage financing at prevailing interest rates (including financing arranged by the Company) is unobtainable within a specified period, typically four to six weeks. The Company includes an undelivered home sale in its backlog upon execution of the sales contract and receipt of the down payment. Revenue is recognized only upon the closing and delivery of a home. The Company estimates that the average period between the execution of a purchase agreement for a home and delivery is approximately four to six months.

     As of October 31, 1997, the Company's backlog was $174.0 million (869 contracts) as compared to $210.3 million (1,016 contracts) as of October 31, 1996. Excluding South Florida, the Company's backlog increased to $101.4 million (529 contracts) as of October 31, 1997 from $83.8 million (457 contracts) as of October 31, 1996, an increase of 21% (or 16% based on contracts). The Company believes that as a result of its focus on improving cycle times, it expects to deliver a higher percentage of backlog in subsequent quarters.

     The Company believes that the decline in South Florida backlog can be attributed to two primary factors: (i) timing differences between recently completed subdivisions and the opening of new subdivisions, and (ii) the success of its pre-sale contract activity at Pembroke Falls prior to October 31, 1996. As is common practice for large projects, the Company began pre-sale activity at Pembroke Falls prior to October 31, 1996 so that it could begin home construction on that project immediately upon completion of site development.

RESULTS OF OPERATIONS

     YEAR ENDED OCTOBER 31, 1997 COMPARED TO YEAR ENDED OCTOBER 31, 1996.

     The Company's revenues from home sales during fiscal 1997 increased $100.4 million (or 33.0%) compared to fiscal 1996. The number of homes delivered by the Company increased 27.1% (to 1,992 from 1,567) and the average selling price of homes delivered increased 4.6% (to $203,000 from $194,000). The increase of revenues and homes delivered is primarily attributable to a higher percentage of backlog being delivered during fiscal 1997. Management believes that changes in the average selling price of homes delivered from period to period are attributable to discrete factors at each of its subdivisions, including product mix and premium lot availability, and cannot be predicted for future periods with any degree of certainty.

     The Company's revenues from land sales decreased approximately $9.9 million (or 56.3%) during fiscal 1997 as compared to fiscal 1996 primarily as a result of a decrease in commercial and multi-family land sales at Pembroke Falls.

     Cost of home sales increased approximately $84.6 million (or 32.5%) compared to fiscal 1996, primarily due to the related increase in home sales revenues. Cost of home sales as a percentage of home sales decreased to 85.3% from 85.7% as a result of the product mix of homes delivered.

     Cost of land sales decreased approximately $8.5 million (or 54.5%) during fiscal 1997 as compared to fiscal 1996, primarily as a result of the decrease in land sales. Costs of land sales as a percentage of land sales increased to 92.3% from 88.7%, which was primarily attributable to lower margin single family lots available for sale. Margins from land sales at Pembroke Falls in fiscal 1997 were comparable to fiscal 1996.

     The Company's selling, marketing, general and administrative ("S,G&A") expenses increased approximately $7.7 million (or 24.2%) during fiscal 1997 as compared to fiscal 1996, primarily as a result of variable selling costs associated with the greater number of homes closed and an increase in selling expenditures related to an increase in the number of residential subdivisions. S,G&A expenses as a percentage of total revenues decreased from 9.6% in fiscal 1996 to 9.3% in fiscal 1997, primarily due to certain economies of scale.

     Fiscal 1997 income before income taxes increased $8.2 million (or 59.8%) as compared to fiscal 1996, primarily due to the increase in home sales revenues.

     YEAR ENDED OCTOBER 31, 1996 COMPARED TO YEAR ENDED OCTOBER 31, 1995.

     The Company's revenues from home sales during fiscal 1996 increased $87.9 million (or 40.7%) compared to fiscal 1995. The number of homes delivered by the Company increased 37.8% (to 1,567 from 1,137) and the average selling price of homes delivered increased 2.1% (to $194,000 from $190,000). The increase of revenues and homes delivered is primarily attributable to the record backlog of homes under contract at the beginning of fiscal 1996 and improved sales activity in all homebuilding divisions as compared to fiscal 1995. Management believes that changes in the average selling price of homes delivered from period to period are attributable to discrete factors at each of its subdivisions, including product mix and premium lot availability, and cannot be predicted for future periods with any degree of certainty.

     The Company's revenues from land sales decreased approximately $3.4 million (or 16.2%) during fiscal 1996 as compared to fiscal 1995 primarily as a result of a decrease in commercial and multi-family land sales at Pembroke Falls.

     Cost of home sales increased approximately $75.7 million (or 40.9%) compared to fiscal 1995, primarily due to the related increase in home sales revenues. Cost of home sales as a percentage of home sales is consistent with fiscal 1995.

     Cost of land sales decreased approximately $1.7 million (or 10.1%) during fiscal 1996 as compared to fiscal 1995, primarily as a result of the decrease in land sales. Costs of land sales as a percentage of land sales increased to 88.7% from 82.7%, which was primarily attributable to lower margin single family lots available for sale. Margins from land sales at Pembroke falls in fiscal 1996 were comparable to fiscal 1995.

     The Company's S,G&A expenses increased approximately $7.4 million (or 30.4%) during fiscal 1996 as compared to fiscal 1995, primarily as a result of selling costs associated with the greater number of homes closed and an increase in selling expenditures related to an increase in the number of residential subdivisions. S,G&A expenses as a percentage of total revenues decreased from 10.0% in fiscal 1995 to 9.6% in fiscal 1996, primarily due to economies of scale.

     Fiscal 1996 income before income taxes increased $4.2 million (or 43.7%) as compared to fiscal 1995, primarily due to the increase in home sales revenues.

LIQUIDITY AND CAPITAL RESOURCES

      GENERAL. The Company's financing needs depend upon its construction volume, asset turnover and land acquisitions. Prior to the Company's initial public offering, the Company's most significant source of funds were acquisition, development and revolving construction loans provided by financial institutions and seller financing for land purchases. In January 1992, the Company completed an initial public offering of its Common Stock and received net proceeds of approximately $27.3 million. In February 1993, the Company issued an aggregate of $30.0 million principal amount of 7% Convertible Subordinated Notes due 2003 and received net proceeds of approximately $28.7 million. In March 1994, the Company issued an aggregate of $40 million principal amount of 113/4% Senior Notes due 2000 and received net proceeds of approximately $38.6 million. The proceeds from these offerings were generally used for repayment of debt, land acquisition and general corporate purposes.

     The Company has two primary credit agreements (the "Agreements") with various lending institutions which at November 13, 1997, provided for a combined $130.0 million collateralized revolving line of credit. Borrowings under these Agreements bear interest at rates ranging from LIBOR plus 2.50% to prime plus .25% at the Company's election. Available borrowings under the Agreements are limited to certain percentages of finished lots, construction costs, land and land under development. The Company is currently in discussions with a group of banks to obtain an unsecured revolving credit facility to be used for working capital and general corporate purposes. If obtained, the new facility would be used to replace all of the Company's existing lines of credit, other than financial services debt.

     At October 31, 1997, the Company had outstanding homebuilding borrowings of approximately $152.1 million, and aggregate available funds of approximately $18.9 million pursuant to various credit lines including the Agreements. The Company believes that funds generated from operations and expected borrowing availability under existing and future bank credit facilities will be sufficient to fund the Company's working capital requirements during fiscal 1998, with the exception of major land acquisitions, if any. For a further description of the Company's borrowings, see Note 5 of the Company's Consolidated Financial Statements.

     On October 17, 1997, the Company announced the early redemption of $15.0 million principal amount of the 1993 Notes. On November 18, 1997, the Company redeemed approximately $14.6 million principal amount of such 1993 Notes and $406,000 principal amount thereof were converted into 28,996 shares of Common Stock. In order to fund this redemption, the Company established a $15.0 million short-term unsecured credit facility. In addition, $75,000 principal amount of the 1993 Notes not previously called for redemption were converted into 5,357 shares on November 18, 1997.

     In addition, Preferred Home Mortgage Company ("PHMC") has a warehouse line of credit of $18.0 million which is guaranteed by the Company. At October 31, 1997 the outstanding balance was $14.5 million to service origination of mortgage loans. The Company expects to increase the warehouse line of credit to $25.0 million to accommodate the potential growth of its mortgage banking operations in fiscal year 1998.

     LAND ACQUISITION AND CONSTRUCTION FINANCING. The Company is continually exploring opportunities to purchase parcels of land for its homebuilding operations and is, at any given time, in various stages of proposing, making offers for, and negotiating the acquisition of various parcels, whether outright or through options. The Company has continued to increase its land development and construction activities in response to current and anticipated demand and expects to pursue additional land acquisition and development opportunities in the future.

     DEBT SERVICE. Scheduled and estimated maturities of the Company's borrowings aggregate approximately $4.4 million during fiscal 1998 and approximately $42.0 million in fiscal 1999. The Company anticipates that it will fund the maturities of its debt and required expenditures relating to its developments primarily with cash flow from operations and existing credit lines, new or renewed credit lines or term loans or selling of equity or debt. See Note 5 to the Company's Consolidated Financial Statements.

     CASH FLOWS. The Company experienced negative cash flows of $2.7 million during fiscal 1997. This is primarily the result of increasing land inventory to meet expected sales demand and site development costs associated with Pembroke Falls. Cash flows required by operating activities decreased $1.1 million in fiscal 1997 as compared to fiscal 1996 primarily due to the increased pace of home deliveries. Cash flows from investing activities decreased by $7.5 million in 1997 primarily due to a reduction in the sales of commercial property. Cash flows from financing activities decreased by $5.4 million primarily due to a decrease in borrowings.

     Management does not anticipate that PHMC's expansion of its operations will significantly impact the Company's liquidity because the mortgages are generally sold within a short period of time after their origination to the Federal National Mortgage Association (FNMA) or other qualified investors. PHMC has established the capability to retain the servicing of loans; however, during fiscal 1997 all servicing rights were sold.

INFLATION

     The Company, as well as the homebuilding industry in general, may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. In addition, higher mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. Inflation also increases the Company's interest costs and costs of labor and materials. The Company attempts to pass through to its customers any increases in its costs through increased selling prices and, to date, inflation has not had a material adverse effect on the Company's results of operations. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operation.

INTEREST RATES

     The Company's operations are interest rate sensitive. Overall housing demand is adversely affected by increases in interest costs. If mortgage interest rates increase significantly, this may negatively impact the ability of a home buyer to secure adequate financing. Such results of higher interest rates may result in adversely affecting the Company's revenues, gross margins and net income.

NEW FASB PRONOUNCEMENTS

     Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" ("SFAS No. 128"), issued in February 1997, replaces the current methodology for calculating and presenting earnings per share. Under SFAS No. 128, primary earnings per share will be replaced with a presentation of basic earnings per share and fully diluted earnings per share will be replaced with diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shares outstanding for the period by the weighted average of common shares outstanding. Diluted earnings per share is computed similarly to fully diluted earnings per share in accordance with the Accounting Principles Board ("APB") Opinion No. 15. The Statement will be effective for financial statements issued by the Company after December 15, 1997. The impact of SFAS No. 128 is not expected to be material.

     SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), establishes standards for reporting and display of comprehensive income, its components and accumulated balances.

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate the resources and in assessing performance.

     Both SFAS No. 130 and No. 131, issued in June 1997, are effective for financial statements for periods beginning December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

                                    BUSINESS

GENERAL

     Engle Homes, Inc. designs, constructs, markets and sells detached single-family residences, townhomes, patio homes and condominiums to entry level and move-up buyers, retirees and second-home, seasonal buyers. Engle operates in nine geographic markets: Broward County, Palm Beach County and Martin County in South Florida; Orlando in Central Florida; Tampa, Sarasota, Naples and Fort Myers on the west coast of Florida; Denver, Colorado; Dallas, Texas; Virginia and Maryland; Raleigh, North Carolina; Phoenix, Arizona; and Atlanta, Georgia. The Company offers a variety of home styles at prices ranging from approximately $80,000 to over $400,000 with an average sales price in fiscal 1997 of approximately $203,000. In addition, the Company operates a mortgage company which provides mortgages primarily to its home buyers in all of its geographic markets and a title company which provides services to its home buyers and third parties in Florida and Denver, Colorado.

     Engle is a leading Florida homebuilder. The Company believes that it is the number two and number four builder of single-family homes in South Florida and Central Florida, respectively, based on revenues from unit closings for the twelve months ended June 30, 1997. Florida is the number one homebuilding state in the United States in terms of total housing starts. In addition, Florida is currently the fourth largest state based upon total population and has consistently ranked among the top four states in population growth over the past seven decades.

     Since 1993, Engle has expanded into eight of the top 20 homebuilding markets in the nation through both start-up operations and the acquisition of a homebuilder in Denver, Colorado. In fiscal 1997, approximately 32% of the Company's revenues from home sales were generated outside of the Florida markets as compared to none in fiscal 1993. Most recently, in fiscal 1997 Engle entered both the Phoenix, Arizona and Atlanta, Georgia markets through start-up operations.

     Over the past five years, the Company's total revenues have grown from $137.4 million in fiscal 1993 to $425.3 million in fiscal 1997, with annual net income growing from $6.3 million to $13.5 million over the same period, representing compound annual growth rates of 33% and 21%, respectively. The Company's fiscal 1997 total revenues of $425.3 million and net income of $13.5 million were the highest in the Company's history. The number of homes delivered increased from 797 in fiscal 1993 to 1,992 in fiscal 1997. At the end of fiscal 1997, Engle was marketing homes in 68 communities.

BUSINESS STRATEGY

     Engle believes that its success has been due to its market-oriented approach which it applies to each of the following: (i) identifying new markets; (ii) acquiring land; and (iii) diversifying its product offerings and price ranges to appeal to most segments of the home buying public. Engle believes that this strategy enables it to respond more rapidly to changing market conditions.

     EXPAND IN EXISTING AND NEW MARKETS. The Company has successfully expanded its operations through both start-up operations in new and existing markets and the acquisition of a homebuilder in Denver, Colorado. Within its existing markets, the Company believes that it is able to gain greater market share by increasing the number of residential projects, thereby leveraging its existing management structure and enhancing profitability through economies of scale. As part of its strategy to further diversify geographically, the Company continually seeks and evaluates market expansion opportunities, including potential acquisitions of homebuilding companies. The Company seeks to expand into geographic markets with significant single-family home permit activity, substantial job growth, a diversified economy and an availability of strong management with local market expertise. Since its initial public offering in January 1992, the Company has expanded into eight new geographic markets.

     OFFER A BROAD SELECTION OF PRODUCTS. The Company designs its homes to appeal to a wide variety of home buyers, including entry level and move-up buyers, retirees and second-home, seasonal buyers.

Accordingly, the Company offers a number of home styles and price ranges at various locations in each market, including golf and waterfront communities in certain markets. Engle's product offerings include semi-custom estate homes, detached single-family residences, townhomes, semi-detached patio-homes/ duplexes and condominiums. Management believes that the Company's long-standing policy of product diversification enables it to respond more rapidly to changing market conditions.

     SELECTIVELY ACQUIRE LAND. The Company maintains a land acquisition policy designed to enhance profitability and return on capital while minimizing the risks associated with investments in land. Engle seeks to identify and acquire superior locations in each market and offer a number of communities with diverse products and sales prices. The Company prefers to acquire improved residential lots ready for construction by entering into option contracts, whenever possible, or through outright purchases. The Company also acquires tracts of land that require site improvements prior to the start of home construction. Occasionally, Engle purchases larger parcels of undeveloped land suited for master-planned communities, primarily in South Florida. When acquiring larger parcels, the Company typically contracts to sell portions of improved or unimproved land to other builders as a source of additional revenue thereby reducing the Company's investment. In addition, when economically advantageous to the Company, Engle enters into partnership or joint venture agreements with other major homebuilders to purchase and develop well located parcels of land. The Company generally purchases land only after required zoning entitlements have been obtained.

     MAINTAIN STRINGENT COST CONTROLS. The Company believes that maintaining stringent cost controls is a key factor in achieving profitability. The Company seeks to reduce its costs and risks by (i) obtaining required zoning entitlements prior to purchasing land, (ii) using subcontractors to perform home construction and site improvement work on a fixed price basis, (iii) minimizing inventory of unsold homes, (iv) improving construction cycle time for new homes, (v) using its position as a national homebuilder to obtain national volume discounts on construction materials and favorable pricing from subcontractors and (vi) maintaining a sophisticated management information system that allows it to monitor homebuilding production, scheduling and budgeting on a daily basis.

     COMMITMENT TO CUSTOMER SATISFACTION. The Company is dedicated to providing customer satisfaction through quality construction and customer service. Divisional managers are responsible for the quality of construction and the level of customer satisfaction in their respective divisions.

     EXPERIENCED MANAGEMENT WITH DECENTRALIZED OPERATING STRUCTURE. To serve the needs of each of its markets, the Company relies upon the expertise of its division managers, each of whom has significant experience in the homebuilding industry. In order to align corporate and divisional profit goals, division managers receive bonuses based on the return on assets of their respective divisions. The division managers benefit from Engle's corporate expertise in sales and marketing, land acquisition, financial services and its centralized accounting department. The Company believes that this interaction between the divisional managers and corporate management provides enhanced operating results.

LAND ACQUISITION AND DEVELOPMENT

     The Company prefers to acquire improved residential lots ready for construction by entering into option contracts, whenever possible, or through outright purchases. The Company also acquires tracts of land that require site improvements prior to the start of home construction. Occasionally, the Company purchases larger tracts of land with the intention of reselling portions of the tracts to other builders as a source of additional revenue. Specifically, the Company purchased large tracts of land and sold parcels to other builders in connection with the development of its master-planned communities, including Embassy Lakes, North Passage, Lakeside Green and currently, Pembroke Falls. Unlike the Company's more typical subdivision projects, the Company's master-planned communities have involved significantly larger tracts of land, greater planning and site improvement activities and the development of more extensive recreational facilities and related amenities. The Company's master-planned communities normally take five or more years to complete depending on the project's size, economic conditions prevailing at the time and the Company's strategy for the particular project. Engle's more traditional residential developments usually take two to three years to complete.

     Management believes that the Company's Pembroke Falls project exemplifies the opportunities available to the Company when developing master-planned communities. In February 1994, the Company acquired this approximately 1,500 acre parcel located in southwest Broward County, Florida, a rapidly developing housing market. The purchase price for the Pembroke Falls parcel was $25.7 million, or approximately $17,100 per acre. The Company expects to build approximately 2,000 single-family housing units and has sold most of the approximately 222 acres of land zoned for commercial and multi-family use. Through October 31, 1997, approximately $45.4 million in land sales contracts had been written, of which $34.5 million closed through fiscal 1997. Of the remaining $10.9 million in contracts, $8.3 million are binding contracts, and $2.6 million are contingent upon completion of an inspection period during the next ninety days. Management believes that the purchase of this relatively large parcel enabled the Company to obtain desirable land inventory in its South Florida division for future development at a lower cost than if the Company had purchased smaller parcels available for immediate construction of homes.

     The Company's land purchase agreements are typically subject to numerous conditions, including, but not limited to, the Company's ability to obtain necessary zoning and other governmental approvals for the proposed subdivision. During the contingency period, the Company also confirms the availability of utilities, conducts hazardous waste and other environmental analysis, and completes its marketing feasibility studies.

     The Company expends considerable effort in developing a design and marketing concept for each of its subdivisions, which includes determination of size, style and price range of the homes and, in certain projects, layout of streets, layout of individual lots and overall community design. The product line offered in a particular subdivision depends upon many factors, including housing generally available in the area, the needs of the particular market and the Company's costs of lots in the subdivision. The Company, where necessary, undertakes development activities that include government approvals, site planning, engineering, as well as constructing roads, sewer, water and drainage facilities and, where applicable for recreational facilities and other amenities.

     At October 31, 1997, the Company was marketing 14 subdivisions in South Florida; 12 in Central Florida; 10 on the west coast of Florida; 9 in Denver, Colorado; 8 in Dallas, Texas; 8 in Virginia and Maryland; 3 in Raleigh, North Carolina; and 4 in Phoenix, Arizona. As of October 31, 1997, the Company had not yet begun to market any subdivisions in Atlanta, Georgia. The Company's residential real estate inventory at October 31, 1997 was as follows:

                                                                                                 LOTS AVAILABLE
                                                      HOMES UNDER CONSTRUCTION               FOR FUTURE CONSTRUCTION
                                               ---------------------------------------   -------------------------------
                                 TOTAL LOTS
DIVISION                         AVAILABLE     SOLD(1)     SPECULATIVE(2)     MODELS     SOLD(1)     UNSOLD     OPTIONS
------------------------------   -----------   ---------   ----------------   --------   ---------   --------   --------
South Florida(3)  ............     2,544(4)       182             56              9         158        2,062         77
Central Florida(5)   .........     1,017           61             41             11          83          637        184
West coast Florida(6)   ......     1,706(7)        39             15              7          69        1,179        397
Denver, CO  ..................       999           54             50              1          46          405        443
Dallas, TX  ..................       816           25             24              4          38          197        528
Virginia and Maryland   ......       291           26             12              7          15          129        102
Raleigh, NC    ...............       270           12              9              1           4          244         --
Phoenix, AZ    ...............       225           18              4             --          39           67         97
                                 ---------        ----           ----            ---        ----      ------     ------
 Total   .....................     7,868          417            211             40         452        4,920      1,828
                                 =========        ====           ====            ===        ====      ======     ======

----------------
(1) Under contract, but not delivered. See the discussion of the Company's backlog under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Speculative units are unsold homes that are completed or under construction.

(3) South Florida refers to Broward County, Palm Beach County and Martin
    County.

(4) Includes 1,713 remaining lots in Pembroke Falls.

(5) Central Florida refers to Orlando.

(6) Florida's west coast refers to Tampa, Sarasota, Naples and Fort Myers.

(7) Includes 906 lots in Lake Bernadette in Tampa.

CONSTRUCTION

     The Company acts as the general contractor for the construction of its residential developments. Company employees monitor the construction of each project, participate in all material design and building decisions, coordinate the activities of subcontractors and suppliers, subject their work to quality and cost controls and monitor compliance with zoning and building codes. Subcontractors typically are retained for a specified project pursuant to a contract which obligates the subcontractor to complete construction at a fixed price.

     The Company does not maintain significant inventories of construction materials except for work in process, materials for homes under construction and a limited amount of other construction materials. Generally, the construction materials used in the Company's operations are readily available from numerous sources.

MARKETING AND SALES

     The Company sells its homes primarily through commissioned employees, who typically work from sales offices located at the model homes in each Engle subdivision, as well as through cooperating independent brokers. In all instances, Company personnel are available to assist prospective buyers by providing them with floorplans, price information, tours of model homes and the selection of options and upgrades. Options and upgrades are generally priced to have a positive effect on profit margins. Sales personnel are trained by the Company and attend periodic meetings to be updated on the availability of financing, construction schedules, marketing and advertising plans.

     The Company advertises in newspapers, magazines and on billboards. Engle also uses out-of-state home shows, radio, video tapes, direct mail advertising, special promotional events, illustrated brochures and model homes in its comprehensive marketing program. In addition, Engle maintains a web site on the Internet. The Company also uses a cross-referral program that encourages Company personnel to direct customers to other Engle subdivisions based on the customers' needs.

CUSTOMER SERVICE AND QUALITY CONTROL

     The Company's customer service department is responsible for pre-closing and post-closing customer needs. Prior to closing, a Company employee accompanies the buyer on a home orientation and inspection tour. The Company is continuing with its objective to provide quality construction through on-going training programs to maintain its high quality construction standards. The Company also provides home buyers with a limited warranty program which, in general, provides a home buyer with a one-year warranty on workmanship and building materials and a ten-year structural warranty. In addition, the Company purchases, when required by local or state ordinances, builder liability insurance for major structural defects.

FINANCIAL SERVICES

     The Company's financial services subsidiaries provide mortgage banking and title insurance services. For fiscal 1997, the financial services subsidiaries increased their profitability to $2.7 million, an increase of 49% compared to fiscal 1996.

     MORTGAGE BANKING. In April 1992, the Company established PHMC. PHMC is a full service mortgage banker which arranges financing through the origination of mortgage loans to the Company's home buyers and to a lesser extent third party loans that are not associated with homes built by the Company. PHMC is an approved lender by the Federal National Mortgage Association ("FNMA") to deliver loan origination to FNMA and to other investors and to service such loans.

     During fiscal 1997, PHMC originated and sold approximately $138.0 million in mortgage loans (including servicing rights), representing a significant portion of the Company's home buyers that requested mortgage financing. Substantially all of PHMC's revenues are derived from mortgages on homes built by Engle. At October 31, 1997, PHMC was originating mortgages in substantially all Engle homebuilding divisions.

     PHMC must comply with various federal and state laws and consumer credit rules and regulations in connection with its mortgage lending activities. In addition, the mortgage banking industry in the United States is highly competitive. PHMC competes with other mortgage companies and financial institutions to provide mortgage financing to both the Company's customers as well as the general public.

     TITLE SERVICES. In September 1992, the Company purchased all the outstanding common stock of the Title Store, Inc. In May 1994, the Company acquired all the capital stock of Universal Land Title, Inc. ("ULT"), a company that sells, but does not underwrite, title policies and simultaneously merged with the Title Store, Inc. to form one company. ULT currently provides title services to the Company's home buyers in Florida and Denver, Colorado, as well as third parties. At October 31, 1997, ULT was operating 15 offices in Florida and four offices in Denver, Colorado.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     In developing housing communities, the Company must obtain the approval of numerous government authorities regulating such matters as permitted land uses and levels of density, the installation of utility services such as water and waste disposal and the dedication of acreage for open space, parks, schools and other community purposes. Several authorities in Florida and other states have imposed impact fees as a means of defraying the cost of providing certain governmental services to developing areas and the amount of these fees has increased significantly during recent years. Many state laws require the use of specific construction materials which reduce the need for energy-consuming heating and cooling systems. Local governments also, at times, declare moratoriums on the issuance of building permits and impose other restrictions in areas where sewage treatment facilities and other public facilities do not reach minimum standards. To date, the governmental approval processes and the restrictive zoning and moratoriums discussed above have not had a material adverse effect on the Company's development activities. However, there is no assurance that these and other restrictions will not adversely affect the Company in the future. The Company is also subject to a variety of Federal, State and local statutes, ordinances, rules and regulations concerning protection of health and the environment. The particular environmental laws which apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. These environmental laws may result in delays, cause the Company to incur substantial compliance and other costs and prohibit or severely restrict development in certain environmentally sensitive regions or areas. Prior to consummating the purchase of land, the Company engages independent environmental engineers to evaluate such land for the presence of hazardous or toxic materials, wastes or substances. The Company has not been materially affected to date by the presence or potential presence of such materials.

     To varying degrees, certain permits and approvals will be required to complete the residential developments currently being planned by the Company. The ability of the Company to obtain necessary approvals and permits for these projects is often beyond the Company's control, and could restrict or prevent the development of otherwise desirable property. The length of time necessary to obtain permits and approvals increases the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application. To minimize these risks, the Company generally restricts land purchases to tracts that have zoning entitlements.

     In recent years, regulation by Federal and state authorities relating to the sale and advertising of residential real estate has also become more restrictive. In order to advertise and sell condominiums and other residential real estate in many jurisdictions, the Company has been required to prepare registration statements or other disclosure documents and, in some cases, to file such materials with designated regulatory agencies.

COMPETITION AND MARKET FACTORS

     The development and sale of residential properties is highly competitive and fragmented. The Company competes in each of its markets with numerous national, regional and local builders, including some builders with greater financial resources. Builders of new homes compete not only for home buyers, but also for desirable properties, raw materials and skilled subcontractors. The Company also competes for residential sales with individual sales of existing homes and available rental housing.

     The housing industry is cyclical and affected by consumer confidence levels, prevailing economic conditions generally and, in particular, by interest rate levels. A variety of other factors affect the housing industry and demand for new homes, including the availability of labor and materials and increases in the costs thereof, changes in costs associated with home ownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends and the availability of and changes in mortgage financing programs.

EMPLOYEES

     At October 31, 1997, the Company employed approximately 544 persons, including sales and marketing personnel, executive, administrative and clerical personnel, construction employees and financial services personnel.

     Although none of the Company's employees are covered by collective bargaining agreements, certain of the subcontractors which the Company engages are represented by labor unions or are subject to collective bargaining agreements. The Company believes that its relations with its employees and subcontractors are good.

PROPERTIES

     The Company's corporate office is located at 123 N.W. 13th Street, Suite 300, Boca Raton, Florida 33432, where the Company leases 9,356 square feet of office space for a term expiring in August 2006. Engle's building divisions, PHMC and ULT branch operations lease additional office space at various locations for their day-to-day operations. Management believes that the current leased offices are adequate for its needs for the foreseeable future. See Note 3 of Notes to Consolidated Financial Statements for discussion of sale of commercial properties.

LEGAL PROCEEDINGS

     The Company is involved from time to time in litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of October 31, 1997, regarding each of the Company's executive officers, directors and other key employees:

NAME                                AGE    POSITION WITH COMPANY
--------------------------------   -----   ---------------------------------------------
Alec Engelstein  ...............   67      Chairman of the Board, President and
                                           Chief Executive Officer
Harry Engelstein    ............   62      Executive Vice President, Chief Construction
                                           Officer and Director
John A. Kraynick    ............   42      Senior Vice President and Director
Lawrence R. Shawe   ............   42      Vice President--Sales and Marketing
David Shapiro    ...............   42      Vice President--Finance and Chief
                                           Financial Officer
Paul M. Leikert  ...............   41      Vice President--Chief Accounting Officer
Henry H. Fishkind, Ph.D   ......   48      Director
Ronald J. Korn   ...............   57      Director

     ALEC ENGELSTEIN, a co-founder and Chairman of the Board of the Company, has served as its President and Chief Executive Officer since its organization in August 1982. Alec Engelstein has over 35 years of experience in the homebuilding industry and has been actively engaged as a homebuilder in southeast Florida since 1969.

     HARRY ENGELSTEIN, a co-founder and director of the Company and Alec Engelstein's brother, has served as Executive Vice President and Chief Construction Officer since the Company's inception in August 1982. Harry Engelstein has over 30 years of experience in home construction.

     JOHN A. KRAYNICK has served as a Vice President of the Company since August 1986 and was appointed Senior Vice President in July 1991. Mr. Kraynick is responsible for administrative matters and coordinating the Company's compliance with Federal, state and local regulatory requirements. Mr. Kraynick has over 19 years of experience in the homebuilding industry.

     LAWRENCE R. SHAWE has served as the Company's Vice President--Sales and Marketing since April 1986. Mr. Shawe joined the Company in April 1984 and since such time has been responsible for the Company's sales and marketing efforts. Mr. Shawe has over 17 years of experience in the homebuilding industry.

     DAVID SHAPIRO joined the Company in June 1991, has served as the Company's Chief Financial Officer since July 1991, and was appointed Vice
President--Finance in October 1991. From January 1986 until June 1991, he served as vice president of a privately held retail clothing company located in West Palm Beach, Florida. David Shapiro is Alec Engelstein's son-in-law.

     PAUL M. LEIKERT joined the Company in 1992 and has served as the Vice President--Chief Accounting Officer since March 1994. Mr. Leikert is a certified public accountant and has over 13 years of experience in the homebuilding industry.

     HENRY H. FISHKIND, PH.D., has served as a director of the Company since October 1991 and is a member of the Compensation and Audit Committees of the Board of Directors. Dr. Fishkind has served as President of Fishkind & Associates, Inc., an economic and financing consulting firm based in Orlando, Florida, since 1988. From January 1984 until December 1987, Dr. Fishkind served as president of M.G. Lewis Econometrics, Inc., the research subsidiary of an investment banking firm based in

Winter Park, Florida. Dr. Fishkind also serves as editor of Econocast, a quarterly economic forecast, since 1984, and as a director of Summit Properties.

     RONALD J. KORN, chairman of the Compensation and Audit Committees of the Board of Directors, has served as a director of the Company since October 1991. Since July 1991, Mr. Korn has served as President of Ronald Korn Consulting, a business consulting firm, and as Chairman of the Board of Carole Korn Interiors, Inc., an interior design firm. From August 1985 until June 1991, Mr. Korn served as the managing partner of the Miami office of KPMG Peat Marwick, a nationally recognized firm of independent public accountants. Mr. Korn also serves as a director of Vacation Break USA, Inc., which develops, markets, operates and finances vacation ownership interests in premium resort properties and as a director of Magicworks Entertainment, Inc., which produces, manages, promotes and merchandises live entertainment.

     There are no arrangements or understandings with respect to the selection of officers or directors.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. After the consummation of the Equity Offering, 9,666,046 shares of Common Stock will be outstanding. No shares of Preferred Stock have been issued.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights with respect to any outstanding shares of Preferred Stock and have no rights to convert their Common Stock into any other securities. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Equity Offering will be, fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

PREFERRED STOCK

     The Board of Directors is authorized to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action of the shareholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN FLORIDA LEGISLATION

     The State of Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders or majority approval by disinterested directors of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE 1993 NOTES

     GENERAL. In February 1993, the Company issued $30,000,000 principal amount of 7% Convertible Subordinated Notes due 2003 (the "1993 Notes"). The 1993 Notes mature on March 1, 2003, and bear interest at 7% per annum, payable semi-annually on March 1 and September 1 of each year.

     The following is a summary of certain material terms of the 1993 Notes and is qualified in its entirety by reference to the indenture governing the 1993 Notes (the "1993 Indenture"). The 1993 Notes are unsecured general obligations of the Company subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the 1993 Indenture").

     CONVERSION. The 1993 Notes are convertible into Common Stock at any time prior to maturity, unless previously redeemed, at a conversion price of $14.00 per share, subject to adjustment upon certain circumstances.

     REDEMPTION. The 1993 Notes are redeemable at the option of the Company on or after April 1, 1996, in whole or in part, at specified redemption prices (expressed as a percentage of principal amount), together with accrued and unpaid interest. On November 18, 1997, the Company redeemed $14,594,000 aggregate principal amount of the 1993 Notes at a price of 104.2% of the principal amount thereof, plus accrued interest and $406,000 aggregate principal amount of the 1993 Notes were converted into Common Stock. In addition, $75,000 principal amount of the 1993 Notes not previously called for redemption were converted into 5,357 shares on November 18, 1997. The Company expects to use a portion of the net proceeds of the Equity Offering to redeem the remaining $14,925,000 principal amount of the 1993 Notes outstanding. See "Use of Proceeds."

     OFFERS TO PURCHASE. In the event of a Change of Control or a Consolidated Net Worth Deficiency (each as defined in the 1993 Indenture), the Company will be required, subject to certain conditions, to offer to purchase all outstanding 1993 Notes at a price equal to 100% of the principal amount thereof together with accrued and unpaid interest.

     COVENANTS. The 1993 Indenture contains covenants that, among other things, limit the Company's ability to merge, consolidate or transfer substantially all its assets.

     GUARANTEES. Payments under the 1993 Notes are guaranteed by the subsidiaries of the Company.

THE 1994 NOTES

     GENERAL. In March 1994, the Company issued $40,000,000 principal amount of 113/4% Senior Notes due 2000 (the "Original 1994 Notes"). In August 1994, the Company exchanged the Original 1994 Notes for $40,000,000 principal amount of 113/4% Senior Notes due 2000 (the "1994 Notes"), which are substantially identical to the Original 1994 Notes except that the 1994 Notes are registered under the Securities Act. The 1994 Notes mature on December 15, 2000, and bear interest at 113/4% per annum, payable semi-annually on June 15 and December 15 of each year.

     The following is a summary of certain material terms of the 1994 Notes and is qualified in its entirety by reference to the indenture governing the 1994 Notes (the "1994 Indenture"). The 1994 Notes are senior unsecured obligations of the Company, ranking PARI PASSU in right of payment to all existing and future Senior Indebtedness (as defined in the 1994 Indenture) of the Company and senior in right of payment to all subordinated indebtedness of the Company.


     REDEMPTION. The 1994 Notes are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 1998, initially at 105.875% of their principal amount plus accrued interest, declining ratably to 100% of their principal amount plus accrued interest on and after June 15, 2000.

     OFFERS TO PURCHASE. In the event of a Change of Control (as defined in the 1994 Indenture), the Company will be required, subject to certain conditions, to offer to purchase all outstanding 1994 Notes at a price equal to 101% of the principal amount thereof together with accrued and unpaid interest. In addition, in the event of a Consolidated Net Worth Deficiency (as defined in the 1994 Indenture), the Company will be required, subject to certain conditions, to offer to purchase $4.0 million aggregate principal amount of the 1994 Notes at a price equal to 100% of the principal amount thereof together with accrued and unpaid interest.

     COVENANTS. The 1994 Indenture contains covenants that, among other things, limit the Company's and its subsidiaries' ability to incur additional indebtedness; make certain restricted payments; enter into transactions with affiliates; sell their assets and capital stock; grant liens on their assets; and merge, consolidate or transfer substantially all of their assets.

     GUARANTEES. Payments under the 1994 Notes are guaranteed by the all of the Company's existing subsidiaries and all future restricted subsidiaries.

THE 1997 NOTES

     GENERAL. Concurrently with the Equity Offering, the Company is offering $75,000,000 aggregate principal amount of the 1997 Notes. The consummation of the Equity Offering and the issuance of the 1997 Notes are not conditioned upon each other. The following is a summary of certain material terms which the 1997 Notes, if issued, are expected to have. The 1997 Notes will be senior unsecured obligations of the Company, ranking PARI PASSU in right of payment to all existing and future and Senior Indebtedness (as such term will be defined in the 1997 Indenture) and senior in right of payment to all subordinated indebtedness of the Company.

     REDEMPTION. The 1997 Notes are expected to be redeemable at the option of the Company, in whole or in part, at any time on or after the fifth anniversary of the date of issuance of the 1997 Notes, initially at a premium of their principal amount plus accrued interest, declining ratably to 100% of their principal amount plus accrued interest on and after the seventh anniversary of the date of issuance of the 1997 Notes.

     OFFERS TO PURCHASE. In the event of a Change of Control (as defined in the 1997 Indenture), the Company will be required, subject to certain conditions, to offer to purchase all outstanding 1997 Notes at a price equal to 101% of the principal amount thereof together with accrued and unpaid interest. In addition, in the event the Company's Net Worth (as defined in the 1997 Indenture) falls below a specified level for two consecutive fiscal quarters, the Company will be required, subject to certain conditions, to offer to purchase 1997 Notes in an aggregate principal amount equal to 10% of the initial outstanding principal amount at a price equal to 100% of the principal amount thereof together with accrued and unpaid interest.

     COVENANTS. The 1997 Indenture is expected to contain covenants that, among other things, limit the Company's and its subsidiaries' ability to incur additional indebtedness; make certain restricted payments; enter into transactions with affiliates; sell their assets and capital stock; grant liens on their assets; and merge, consolidate or transfer substantially all of their assests.

     GUARANTEES. Payments under the 1997 Notes will be guaranteed by all of the Company's existing subsidiaries and all future restricted subsidiaries.

CREDIT FACILITIES

     For a description of the Company's bank credit facilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market following the Equity Offering could adversely affect the market price for the Common Stock. The shares of Common Stock offered hereby will be freely tradable by persons who are not affiliates of the Company without restriction or further registration under the Securities Act. Substantially all of the other outstanding shares of Common Stock, other than shares held by officers, directors and other affiliates of the Company, are freely tradable. After the Equity Offering, approximately 9,666,046 shares of Common Stock will be outstanding, and directors and officers of the Company will beneficially own approximately 3,880,066 shares in the aggregate. Pursuant to Rule 144, shares of Common Stock held by affiliates of the Company are subject to limitations on the volume that may be sold other than sales pursuant to a registration statement under the Securities Act or another applicable exemption from registration thereunder. The Company has also granted certain registration rights to Alec Engelstein and Harry Engelstein pursuant to a registration rights agreement entered into in October 1991. Alec Engelstein and Harry Engelstein have waived their rights to include Common Stock in the registration statement of which this Prospectus is a part. All of the shares of Common Stock owned by Alec Engelstein and Harry Engelstein constitute restricted securities which are eligible for sale pursuant to Rule 144, as described below. The Company, its directors and executive officers, and certain shareholders have agreed not to offer, sell, contract to sell, transfer or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock without the prior written consent of Smith Barney Inc. for a period of 120 days after the date of this Prospectus, subject to certain limited exceptions, including, but not limited to grants of awards under the Company's existing employee benefit plans or issuances of Common Stock upon the exercise of outstanding stock options. See "Underwriting."

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 ("Restricted Shares") for at least one year, including the holding period of any securities which converted into the Restricted Shares and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on The Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. In addition, any shares held by an affiliate of the Company (whether or not such shares are restricted) may be sold under Rule 144 subject to similar limitations, except that the holding period requirement does not apply to shares that are not restricted. Any person who has not been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

     The Company has effective registration statements under the Securities Act covering (i) the 850,000 shares of Common Stock reserved for issuance under the Company's stock option plan, as amended and (ii) the 25,000 shares of Common Stock reserved for issuance under the Company's 1997 Performance Bonus Plan. Accordingly, shares registered under such registration statements will be available for sale in the open market after issuance.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each of the underwriters (the "Underwriters") named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                             NUMBER
NAME OF UNDERWRITER                         OF SHARES
-----------------------------------------   ----------
Smith Barney Inc.   .....................
Jefferies & Company, Inc.    ............
Southeast Research Partners, Inc.  ......
  Total .................................   2,700,000
                                            =========

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which
represents a concession not in excess of $      per share under the public
offering price. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $      per share to certain other dealers. After
the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to an aggregate of 405,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     Each of the Company, the Company's executive officers and directors and certain shareholders has agreed that, for a period of 120 days from the date of this Prospectus, it will not, in each case without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, transfer or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company, except for grants of awards under the Company's existing employee benefit plans or issuances of Common Stock upon the exercise of outstanding stock options.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchases of the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M under the Exchange Act. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity the shares of Common Stock offered hereby will be passed upon for the Company by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida. Certain legal matters relating to the Equity Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements of the Company and the related schedule included and incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere and incorporated by reference herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company has filed a registration statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements contained herein are qualified in their entirety by reference to the Registration Statement and such exhibits.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison, 14th Floor, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. The Common Stock is listed on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected at the offices of The Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1997, is hereby incorporated herein by reference.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Engle Homes, Inc., 123 N.W. 13th Street, Suite 300, Boca Raton, Florida 33432, Attention:
David Shapiro, Vice President-- Finance, telephone number (561) 391-4012.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 PAGE
                                                                 -----
Report of Independent Certified Public Accountants   .........    F-2

Consolidated Balance Sheets
  as of October 31, 1997 and 1996  ...........................    F-3

Consolidated Statements of Income
  For the Years Ended October 31, 1997, 1996 and 1995   ......    F-4

Consolidated Statements of Shareholders' Equity
  For the Years Ended October 31, 1997, 1996 and 1995   ......    F-5

Consolidated Statements of Cash Flows
  For the Years Ended October 31, 1997, 1996 and 1995   ......    F-6

Notes to Consolidated Financial Statements  ..................    F-7

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders' and Board of Directors
Engle Homes, Inc.
Boca Raton, Florida

     We have audited the accompanying consolidated balance sheets of Engle Homes, Inc., and subsidiaries as of October 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Engle Homes, Inc. and subsidiaries at October 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997 in conformity with generally accepted accounting principles.

                                        BDO SEIDMAN, LLP

Miami, Florida
November 10, 1997

                      ENGLE HOMES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                OCTOBER 31,
                                                                           ----------------------
                                                                             1997         1996
                                                                           ----------   ---------
                                            ASSETS
CASH
 Unrestricted  .........................................................   $ 15,565     $ 18,262
 Restricted    .........................................................        981        3,438
INVENTORIES    .........................................................    230,108      220,564
PROPERTY AND EQUIPMENT, net   ..........................................      2,623        3,599
OTHER ASSETS   .........................................................     15,803       19,406
GOODWILL, net of accumulated amortization
  of $1,149 and $813, respectively  ....................................      5,627        5,964
DEFERRED TAX ASSET   ...................................................      3,176          550
MORTGAGE LOANS HELD FOR SALE  ..........................................     14,529       13,006
                                                                           ---------    ---------
     TOTAL ASSETS    ...................................................   $288,412     $284,789
                                                                           =========    =========
                                          LIABILITIES
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES  ..............................   $ 21,167     $ 26,170
CUSTOMER DEPOSITS    ...................................................      7,472       12,004
BORROWINGS  ............................................................     82,064       82,117
SENIOR NOTES PAYABLE, including $5,390 to related parties   ............     40,000       40,000
CONVERTIBLE SUBORDINATED NOTES   .......................................     30,000       30,000
FINANCIAL SERVICE BORROWINGS  ..........................................     14,529       13,006
                                                                           ---------    ---------
     TOTAL LIABILITIES  ................................................    195,232      203,297
                                                                           ---------    ---------
                                   SHAREHOLDERS' EQUITY
PREFERRED STOCK, $.01 par, shares authorized 1,000,000; none issued  ...
COMMON STOCK, $.01 par shares authorized 25,000,000;
  issued and outstanding 6,931,693 and 6,929,200 respectively  .........         69           69
ADDITIONAL PAID-IN CAPITAL    ..........................................     47,852       48,523
RETAINED EARNINGS    ...................................................     45,259       32,900
                                                                           ---------    ---------
     TOTAL SHAREHOLDERS' EQUITY  .......................................     93,180       81,492
                                                                           ---------    ---------
                                                                           $288,412     $284,789
                                                                           =========    =========

                 See accompanying notes to consolidated financial statements.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             FOR THE YEAR ENDED OCTOBER 31,
                                                           -----------------------------------
                                                             1997         1996         1995
                                                           ----------   ----------   ---------
REVENUES
 Sales of homes  .......................................   $404,407     $303,972     $216,059
 Sales of land   .......................................      7,685       17,571       20,964
 Rent and other  .......................................      1,513        1,485        1,573
 Financial services    .................................     11,690        9,060        5,932
                                                           ---------    ---------    ---------
                                                            425,295      332,088      244,528
                                                           ---------    ---------    ---------
COSTS AND EXPENSES
 Cost of sales-homes   .................................    345,295      260,651      184,888
 Cost of sales-land    .................................      7,095       15,589       17,332
 Selling, marketing, general and administrative   ......     39,620       31,906       24,466
 Depreciation and amortization  ........................      2,374        2,977        3,532
 Financial services    .................................      9,012        7,264        4,774
                                                           ---------    ---------    ---------
                                                            403,396      318,387      234,992
                                                           ---------    ---------    ---------
INCOME BEFORE INCOME TAXES   ...........................     21,899       13,701        9,536
 Provision for income taxes  ...........................      8,431        5,206        3,624
                                                           ---------    ---------    ---------
NET INCOME    ..........................................   $ 13,468     $  8,495     $  5,912
                                                           =========    =========    =========
 Net income per share
  Primary  .............................................   $   1.94     $   1.20     $   0.85
                                                           =========    =========    =========
  Fully diluted  .......................................   $   1.58     $   1.03     $   0.74
                                                           =========    =========    =========
Shares used in earnings per share calculations
  Primary  .............................................      6,951        7,108        6,989
  Fully diluted  .......................................      9,246        9,251        9,132

                 See accompanying notes to consolidated financial statements.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                              COMMON STOCK
                                         ----------------------     ADDITIONAL            RETAINED
                                          SHARES        AMOUNT    PAID-IN CAPITAL         EARNINGS              TOTAL
                                         -----------   --------   -----------------   ------------------   -----------------
Amounts at October 31, 1994  .........   6,679,200       $ 67         $45,525             $  20,711           $  66,303
 Net income   ........................                                                        5,912               5,912
 Dividends to shareholders   .........                                                       (1,109)             (1,109)

Common Stock issued in connection
  with acquisition of land   .........     250,000          2           2,998                                     3,000
                                         ----------      -----        -------                                 ---------
Amounts at October 31, 1995  .........   6,929,200       $ 69         $48,523             $  25,514           $  74,106
 Net income   ........................                                                        8,495               8,495
 Dividends to shareholders   .........                                                       (1,109)             (1,109)
                                                                                          ---------           ---------
Amounts at October 31, 1996  .........   6,929,200       $ 69         $48,523             $  32,900           $  81,492
 Net income   ........................                                                       13,468              13,468
 Dividends to shareholders   .........                                                       (1,109)             (1,109)
Distribution in connection with
  land purchase  .....................                                   (694)                                     (694)
Common Stock issued in connection with
  employee stock bonus plan  .........       2,493                         23                                        23
                                         ----------      -----        -------             ---------           ---------
Amounts at October 31, 1997  .........   6,931,693       $ 69         $47,852             $  45,259           $  93,180
                                         ==========      =====        =======             =========           =========

                 See accompanying notes to consolidated financial statements.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)

                                                                               FOR THE YEAR ENDED OCTOBER 31,
                                                                          -----------------------------------------
                                                                            1997          1996           1995
                                                                          -----------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income   .........................................................   $ 13,468       $   8,495      $   5,912
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization    ....................................      2,374           2,977          3,532
  Impairment loss   ...................................................      2,156           1,948
  Deferred tax (benefit) provision    .................................     (2,626)         (1,508)           154
  Employee stock compensation   .......................................         24
 Change in assets and liabilities:
  Decrease in restricted cash   .......................................      2,457             819            221
  Increase in inventories    ..........................................    (11,700)        (23,848)       (56,957)
  Decrease (increase) in other assets    ..............................      3,231          (5,396)          (822)
  Increase in mortgages held for sale    ..............................     (1,523)         (6,533)        (3,910)
  (Decrease) increase in accounts payable and accrued expenses   ......     (5,003)         12,462          2,181
  (Decrease) increase in deposits  ....................................     (4,532)          2,785            929
  Increase in financial service borrowings  ...........................      1,523           6,533          3,910
                                                                          ---------      ---------      ---------
     Net cash required by operating activities    .....................       (151)         (1,266)       (44,850)
                                                                          ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisition of property and equipment   ..............................     (1,282)           (707)        (1,567)
 Proceeds from sale of property    ....................................        592           7,538
                                                                          ---------      ---------      ---------
     Net cash (required) provided by investing activities  ............       (690)          6,831         (1,567)
                                                                          ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in borrowings   .............................................     47,510          94,872        105,955
 Repayment of borrowings  .............................................    (47,563)        (90,209)       (57,929)
 Distribution to shareholders   .......................................     (1,803)         (1,109)        (1,109)
                                                                          ---------      ---------      ---------
     Net cash (required) provided by financing activities  ............     (1,856)          3,554         46,917
                                                                          ---------      ---------      ---------
NET (DECREASE) INCREASE IN CASH    ....................................     (2,697)          9,119            500
CASH AT BEGINNING OF PERIOD  ..........................................     18,262           9,143          8,643
                                                                          ---------      ---------      ---------
CASH AT END OF PERIOD  ................................................   $ 15,565       $  18,262      $   9,143
                                                                          =========      =========      =========
Supplemental disclosure of cash flow information
 Interest paid   ......................................................   $ 15,623       $  15,293      $  14,915
                                                                          =========      =========      =========
 Income taxes paid  ...................................................   $ 10,324       $   4,902      $   3,407
                                                                          =========      =========      =========

          See accompanying notes to consolidated financial statements.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Business:

     Engle Homes, Inc. and subsidiaries ("the Company") is engaged principally in the construction and sale of residential homes and land development. The Company's primary market is Florida with divisions in Dallas, Texas; Denver, Colorado; Virginia and Maryland; Raleigh, North Carolina; Phoenix, Arizona and Atlanta, Georgia. Ancillary products and services to its residential home building include land sales to other builders, origination and sale of mortgage loans and title services. The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

PREPARATION OF FINANCIAL STATEMENTS:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ASSET IMPAIRMENTS:

     During fiscal 1996, the Company adopted Financial Accounting Standard Statement No. 121 entitled "Accounting for the Impairment of Long-Lived Assets to be Disposed of" which was not significantly different from the Company's previous asset impairment accounting policy. The Company periodically reviews the carrying value of certain of its assets in relation to historical results, current business conditions and trends to identify potential situations in which carrying value of assets may not be recoverable. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would estimate the undiscounted sum of the expected cash flows of such assets to determine if such sum is less than the carrying value of such assets to ascertain if a permanent impairment exists. If a permanent impairment exists, the Company would determine the fair value by using quoted market prices, if available for such assets, or if quoted market prices are not available, the Company would discount the expected future cash flows of such assets.

CASH:

     Unrestricted cash includes amounts in transit from title companies for home closings and highly liquid investments with an initial maturity of three months or less.

     Restricted cash consists of amounts held in escrow as required by purchase contracts or by law for rental security deposits and compensating balances for various letters of credit.

INVENTORIES:

     Inventories are stated at the lower of cost or fair value. Inventories under development or held for development are stated at an accumulated cost unless such cost would not be recovered from the cash flows generated by future disposition. In this instance, such inventories are measured at fair value.

     Interest, real estate taxes and similar development costs are capitalized to land and construction costs during the development and construction period and are amortized to costs of sales as closings occur.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

PROPERTY AND EQUIPMENT, DEPRECIATION AND AMORTIZATION:

     Property and equipment are stated at cost. Depreciation and amortization are provided over the assets' estimated useful lives ranging from 18 months to 30 years, primarily on the straight-line method. Loan costs are deferred and amortized over the term of the outstanding borrowings.

GOODWILL:

     The Company has classified as goodwill, the excess of cost over the fair value of the net assets of companies acquired in purchase transactions. Goodwill is being amortized on a straight line method over 20 years. Amortization charged to operations annually amounted to $336,550 in fiscal 1997, 1996, and 1995 respectively.

REVENUE RECOGNITION:

     Revenues and profits from sales of commercial and residential real estate and related activities are recognized when closings have occurred and the purchaser has made a minimum down payment and other criteria for sale and profit recognition are satisfied in accordance with generally accepted accounting principles governing profit recognition for real estate transactions.

SELLING AND MARKETING:

     Certain selling and marketing costs associated with residential projects are deferred and amortized as closings related to those sales occur and revenue is recognized. The deferred selling and marketing amount was $1,300,000 at October 31, 1997. The Company amortized selling and marketing costs of $27,800,000, $22,100,000 and $15,600,000 in 1997, 1996 and 1995, respectively.

INCOME TAXES:

     The Company accounts for income taxes under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

EARNINGS PER SHARE:

     Net income per share is based on the weighted average number of shares of Common Stock outstanding during each year, after giving effect to the stock splits, convertible debt and stock options described in Notes 5 and 6. Such computations are further adjusted for fully diluted purposes by assuming conversion of the $30,000,000 7% Convertible Subordinated Notes and elimination of related interest amortized net of taxes during the period, resulting in an increase in net income of $1,114,000, $1,071,000 and $854,905 for the years ended October 31, 1997, 1996 and 1995 respectively.

FINANCIAL INSTRUMENTS:

     The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate, unless otherwise disclosed, the fair values of financial instruments approximate their recorded values.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

STOCK BASED COMPENSATION:

     On October 23, 1995, the Financial Accounting Standards Board issued a SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for financial statements for fiscal years beginning after December 15, 1995. Statement No. 123 provides a fair value method of accounting for stock-based compensation arrangements rather than the intrinsic value based method contained in APB Opinion No. 25. The Statement does not require an entity to adopt the new fair value based method for the purpose of preparing its basic financial statements. Entities that retain the APB Opinion No. 25 method of accounting will be required to display in the footnotes pro forma net income and earnings per share information as if the fair value based method had been adopted. The Company currently does not intend to adopt the Fair-Value Method provided in Statement No. 123.

NEW ACCOUNTING PRONOUNCEMENTS:

     Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," issued in February 1997, replaces the current methodology for calculating and presenting earnings per share. Under SFAS No. 128, primary earnings per share will be replaced with a presentation of basic earnings per share and fully diluted earnings per share will be replaced with diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shares outstanding for the period by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed similarly to fully diluted earnings per share in accordance with APB Opinion No. 15. The Statement will be effective for financial statements issued by the Company after December 15, 1997. The impact of SFAS No. 128 is not expected to be material.

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate the resources and in assessing performance.

     Both SFAS No. 130 and No. 131, issued in June 1997, are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

FINANCIAL STATEMENT RECLASSIFICATIONS:

     Certain amounts reflected in the consolidated financial statements for the years ended October 31, 1996 and 1995 have been reclassified to conform to the presentation for the year ended October 31, 1997.

NOTE 2--INVENTORIES

     Inventories consist of (dollars in thousands):

                                                               OCTOBER 31,
                                                          ----------------------
                                                            1997         1996
                                                          ----------   ---------
   Land and improvements for residential homes under
    development    ....................................   $180,899     $161,590
   Residential homes under construction    ............     46,049       55,715
   Land zoned for commercial development   ............      1,780        1,780
   Investment in unconsolidated joint ventures   ......      1,380        1,479
                                                          ---------    ---------
   ...................................................    $230,108     $220,564
                                                          =========    =========

     The investment in the unconsolidated joint venture consists of land purchased in connection with a joint venture with US Home. Each company maintains a fifty percent (50%) interest in the venture. The land is being developed by the joint venture and then transferred to each joint venture partner at the venture's cost. The Company and US Home separately market and build the homes.

     Included in inventory is the following (dollars in thousands):

                                                             FOR THE YEAR ENDED OCTOBER 31,
                                                        ----------------------------------------
                                                          1997           1996         1995
                                                        ------------   -----------   -----------
   Interest capitalized, beginning of period   ......    $  16,821     $ 13,092       $  6,246
   Interest incurred and capitalized  ...............       15,623       15,272         13,750
   Interest amortized to cost of sales   ............      (16,066)     (11,543)        (6,904)
                                                         ---------     ---------      --------
   Interest capitalized, end of period   ............    $  16,378     $ 16,821       $ 13,092
                                                         =========     =========      ========

     Included in the cost of sales-homes during the years ended October 31, 1997 and 1996, are impairment losses of $2.2 million and $1.9 million, respectively, to reduce certain projects under development to fair value.

NOTE 3--PROPERTY AND EQUIPMENT (dollars in thousands)

                                                    OCTOBER 31,
                                             -------------------------
                                              1997          1996
                                             -----------   -----------
   Commercial properties   ...............    $  1,041      $  1,825
   Other property and equipment  .........       3,835         4,756
                                              --------      --------
                                                 4,876         6,581
   Less: accumulated depreciation   ......      (2,253)       (2,982)
                                              --------      --------
                                              $  2,623      $  3,599
                                              ========      ========

     During fiscal 1996, the Company sold three commercial properties, a 38,000 square foot shopping plaza and a 60,000 square foot mixed use office building, both located in Boca Raton, Florida, and a 95 unit rental apartment complex in Orlando, Florida.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 4--FINANCIAL SERVICES

     The Company operates two financial services subsidiaries: a full service mortgage company and a title company.

     The mortgage company's activities include the origination, sale and servicing of residential mortgages. The mortgage company has established an $18.0 million line of credit at prime minus .25% (8.25% at October 31, 1997), expiring April 1998, to finance mortgage originations. As of October 31, 1997, the balance outstanding under the line of credit was approximately $14.5 million. Management does not anticipate that such expanded operations will significantly impact the Company's liquidity because the originated mortgages are sold within a short period of time after their origination to qualified investors. The following is a summary of the mortgage company's results of operations and financial position:

PREFERRED HOME MORTGAGE COMPANY
INCOME STATEMENT INFORMATION
(dollars in thousands)

                                            FOR THE YEAR ENDED OCTOBER 31,
                                            -----------------------------
                                             1997       1996       1995
                                            --------   --------   -------
   REVENUES
    Loan origination fees    ............    $3,556     $3,041    $1,551
    Interest  ...........................       577        494       134
                                             -------    -------   -------
   TOTAL REVENUES   .....................     4,133      3,535     1,685
                                             -------    -------   -------
   COSTS AND EXPENSES  ..................
    General and administrative  .........     1,724      1,716       982
    Interest  ...........................       570        514       174
    Application processing costs   ......       566        512       208
                                             -------    -------   -------
   TOTAL EXPENSES   .....................     2,860      2,742     1,364
                                             -------    -------   -------
   INCOME BEFORE TAXES    ...............    $1,273     $  793    $  321
                                             =======    =======   =======

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 4--FINANCIAL SERVICES--(CONTINUED)

PREFERRED HOME MORTGAGE COMPANY
BALANCE SHEET INFORMATION
(dollars in thousands)

                                                             OCTOBER 31,
                                                         --------------------
                                                          1997        1996
                                                         ---------   --------
   ASSETS
   CASH  .............................................   $   102     $   106
   MORTGAGE LOANS HELD FOR SALE  .....................    14,529      13,006
   MORTGAGE LOANS RECEIVABLE  ........................       171         360
   OTHER    ..........................................       559         655
   ADVANCES TO PARENT (a)  ...........................     1,877         331
                                                         --------    --------
     TOTAL ASSETS    .................................   $17,238     $14,458
                                                         ========    ========
   LIABILITIES AND EQUITY
   ACCOUNTS PAYABLE  .................................   $    66     $    82
   NOTES PAYABLE  ....................................    14,529      13,006
                                                         --------    --------
     TOTAL LIABILITIES  ..............................    14,595      13,088
   SHAREHOLDERS' EQUITY    ...........................     2,643       1,370
                                                         --------    --------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   ......   $17,238     $14,458
                                                         ========    ========

----------------
(a) Certain intercompany transactions and balances are eliminated in consolidation and have no effect on consolidated earnings or equity.

NOTE 5--BORROWINGS              (DOLLARS IN THOUSANDS)

     Borrowings consist of:

                                                                              OCTOBER 31,
                                                                         ----------------------
                                                                           1997         1996
                                                                         ----------   ---------
   Acquisition and development loans from banks, payable through
    1999, with interest at floating rates (8.75% at October 31, 1997),
    collateralized by inventories    .................................   $ 13,357     $ 24,907
   Purchase money mortgages, collateralized by inventories   .........                   1,624
   Revolving construction loans from banks, payable through 2000 with interest at floating rates (8.15% to 9.00% at October 31,
    1997), collateralized by inventories   ...........................     68,622       55,541
   Other  ............................................................         85           45
                                                                         ---------    ---------
   Borrowings   ......................................................   $ 82,064       82,117
   Senior Notes due December 15, 2000 with interest at a fixed rate
    of 11 3/4% payable semi-annually    ..............................   $ 40,000     $ 40,000
   Convertible Subordinated Notes due March 1, 2003 with interest
    at a fixed rate of 7% payable semi-annually  .....................   $ 30,000     $ 30,000
                                                                         ---------    ---------
                                                                         $152,064     $152,117
                                                                         =========    =========

     On February 22, 1993, the Company sold $30,000,000 of 7% Convertible Subordinated Notes Due 2003 (the "Notes"). The Notes are convertible into Common Stock at a conversion price of $14.00 per share and are redeemable in whole or in part, at the option of the Company on or after April 1, 1996.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 5--BORROWINGS--(CONTINUED)

     In October 1997, the Company announced the early redemption of $15 million of the Notes. The redemption is anticipated to be completed in November 1997 at a redemption price of $1,042.50 per $1,000 (face value) of Notes.

     The Company's loan agreements include covenants, including restrictions on the Company's ability to pay dividends (no more than 50% of net income after taxes for each fiscal year). Certain of such loans also require that the principal shareholders continue to beneficially own a majority of the Company's outstanding Common Stock and provide that the lender may, at its option, accelerate such loans as a result of, among other things, mergers with other entities. In addition, the Convertible Subordinated Notes and the Senior Notes are guaranteed by all of the Company's subsidiaries on a full, unconditional, joint and several basis, and as a result, the financial statements of the subsidiary guarantors are omitted.

Maturities of borrowings are as follows:

YEAR ENDED OCTOBER 31,
-----------------------------------
1998    ...........................      4,424
1999    ...........................     42,004
2000    ...........................     74,173
2001 ..............................         --
Thereafter    .....................     31,463
                                      ---------
                                      $152,064
                                      =========

     The Company has approximately $18,921,000 available for future borrowings under various acquisition and development related borrowing arrangements at October 31, 1997.

     As of October 31, 1997, the outstanding principal amount of 7% Convertible Subordinated Notes and 113/4% Senior Notes were $30,000,000 and $40,000,000, respectively. The aggregate fair market value of the notes, based upon their quoted market price as of October 31, 1997, was approximately $75,610,000. All other borrowings, due to their relative short-term maturity, approximate fair market value as of October 31, 1997.

NOTE 6--STOCK-BASED COMPENSATION

     At October 31, 1997, the Company has a fixed stock option plan which is described below. The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the plan. Under APB Opinion 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation is recognized.

     Under the plan, options were authorized to be granted to purchase 850,000 common shares at not less than the fair market value at the date of grant. Options expire ten years from the date of grant.

     FASB Statement 123, Accounting for Stock-Based Compensation, requires the Company to provide proforma information regarding net income and net income per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair-value based method prescribed in FASB Statement 123. There were no options granted during the year ended October 31, 1997 and options to purchase 5,000 shares were granted during the year ended October 31, 1996. The Company's pro forma net income and income per share under the accounting provisions of FASB Statement 123 did not materially differ from the reported amounts.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 6--STOCK-BASED COMPENSATION--(CONTINUED)

     A summary of the status of the Company's fixed stock option plan as of October 31, 1997 and 1996, and changes during the years then ended on those dates are presented below:

                                                   AS OF OCTOBER 31, 1997            AS OF OCTOBER 31, 1996
                                               ------------------------------   --------------------------------
                                                           WEIGHTED AVERAGE                    WEIGHTED AVERAGE
                                                SHARES      EXERCISE PRICE       SHARES         EXERCISE PRICE
                                               ---------   ------------------   ------------   -----------------
   Outstanding at beginning of year   ......   606,500           $10.76           624,000           $ 10.80
   Granted    ..............................        --               --             5,000           $  9.00
   Exercised  ..............................        --               --                --                --
   Forfeited  ..............................        --               --           (22,500)          $ 11.50
   Outstanding at end of year   ............   606,500           $10.76           606,500           $ 10.76
                                               --------          -------         --------           --------
   Options exercisable at year-end    ......   502,000           $11.10           387,200           $ 11.20
   Weighted average fair value of options
    granted during the year  ...............        --               --             5,000           $  9.00

     The following table summarizes information about fixed stock options outstanding at October 31, 1997:

                           OPTIONS OUTSTANDING                                     OPTIONS EXERCISABLE
--------------------------------------------------------------------------   -------------------------------
                       NUMBER         WEIGHTED AVERAGE       WEIGHTED          NUMBER           WEIGHTED
     RANGE OF        OUTSTANDING         REMAINING           AVERAGE         EXERCISABLE        AVERAGE
 EXERCISE PRICES     AT 10/31/97      CONTRACTUAL LIFE    EXERCISE PRICE     AT 10/31/97     EXERCISE PRICE
------------------   -------------   ------------------   ----------------   -------------   ---------------
  $9.00 - $11.50       606,500            5 years              $10.76          502,000           $11.10

     During fiscal 1997 the Company established the 1997 Performance Bonus Plan (the "Bonus Plan"). The Bonus Plan provides for the issuance of up to 25,000 shares at "Fair Market Value" to certain management employees. The Company issued 2,493 shares valued at approximately $24,000 during fiscal 1997.

NOTE 7--INCOME TAXES

     The income tax provision in the consolidated statements of income consists of the following components (dollars in thousands) :

                         FOR THE YEAR ENDED OCTOBER 31,
                       ----------------------------------
                        1997         1996          1995
                       ----------   -----------   -------
   Current:
    Federal   ......   $ 9,467       $  5,734     $2,952
    State  .........     1,589            981        518
                       --------      --------     -------
                       $11,056       $  6,715     $3,470
                       --------      --------     -------
   Deferred:
    Federal   ......    (2,250)        (1,288)       132
    State  .........      (375)          (221)        22
                       --------      --------     -------
                        (2,625)        (1,509)       154
                       --------      --------     -------
     Total    ......   $ 8,431       $  5,206     $3,624
                       ========      ========     =======

     The provision for income taxes was different from the amount computed by applying the statutory rate due to the effect of state income taxes.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 7--INCOME TAXES--(CONTINUED)

     Temporary differences which gave rise to deferred income tax assets and liabilities at October 31, 1997 and 1996 were as follows (dollars in thousands):

                                                                           OCTOBER 31,
                                                                    --------------------------
                                                                      1997          1996
                                                                    ------------   -----------
   Deferred tax liabilities:
    Differences in reporting selling and marketing costs for tax
    purposes.    ................................................    $    818       $ 1,185
    Other  ......................................................          97            68
                                                                     --------       -------
    Gross deferred tax liabilities    ...........................    $    915       $ 1,253
   Deferred tax assets:
    Inventory    ................................................       2,822           913
    Property and equipment   ....................................         384           534
    Income recognized for tax purposes and deferred for financial
      reporting purposes  .......................................         885           356
                                                                     --------       -------
   Gross deferred tax assets    .................................       4,091         1,803
                                                                     --------       -------
   Net deferred tax asset .......................................    $ (3,176)      $  (550)
                                                                     ========       =======

NOTE 8--COMMITMENTS AND CONTINGENCIES

     The Company is subject to the normal obligations associated with entering into contracts for the purchase, development and sale of real estate in the routine conduct of its business. The Company is committed under various letters of credit to perform certain development activities, deposits on land and lot purchase contract deposits. Outstanding letters of credit and performance bonds under these arrangements totaled approximately $29.2 million at October 31, 1997.

     During fiscal 1996, the Company entered into an agreement for the sale and leaseback of the Company's office/retail complex located at the Company's headquarters in Boca Raton, Florida. The sales price was $8,000,000, which approximated the carrying amount. The lease is classified as an operating lease in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases."

     The Company and its subsidiaries occupy certain facilities under lease arrangements. Rent expense, net of sublease income, amounted to $293,541, $302,582, and $202,888 in fiscal 1997, 1996, and 1995, respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are $800,000 per year through 2006. Sublease income is derived primarily from tenants occupying space under month-to-month and annual leases.

     The Internal Revenue Service is in the process of reviewing the Company's tax returns for the years 1994 through 1996. While the Company cannot be certain of the results of these audits, it believes that adjustments, if any, will not be material.

     The Company is involved, from time to time, in litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

     The Company, as well as the homebuilding industry in general, may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. In addition, higher

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 8--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. Inflation also increases the Company's interest costs and costs of labor and materials. The Company attempts to pass through to its customers any increases in its costs through increased selling prices and, to date, inflation has not had a material adverse effect on the Company's results of operations. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operations.

     The Company's operations are interest rate sensitive. Overall housing demand is adversely affected by increases in interest costs. If mortgage interest rates increase significantly, this may negatively impact the ability of a home buyer to secure adequate financing and may adversely affect the carrying value of inventory. Such results of higher interest rates may result in adversely affecting the Company's revenues, gross margins and net income.

NOTE 9--DEFERRED COMPENSATION PLAN

     The Company has a defined contribution plan established pursuant to
Section 401(k) of the Internal Revenue Code. Employees contribute to the plan a percentage of their salaries, subject to certain dollar limitations, and the Company matches a portion of the employees' contributions. The Company's contribution to the plan for the years ended October 31, 1997, 1996, and 1995 amounted to $93,000, $61,000 and $66,000, respectively.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 10--QUARTERLY RESULTS FOR 1997 AND 1996 (unaudited)

     Quarterly results for the years ended October 31, 1997 and 1996 follow:

     (dollars in thousands, except per share data):

1997                                                              1ST QUARTER     2ND QUARTER     3RD QUARTER     4TH QUARTER
----                                                              -------------   -------------   -------------   ------------
   Revenues    ................................................     $100,108        $105,120        $107,125        $112,942
   Income before income taxes    ..............................        4,618           4,999           5,856           6,426
   Net Income . . . . . . . . . . . . . . . . . . . . . . . . .        2,840           3,074           3,602           3,952
   Net income per share
    Primary ...................................................         0.41            0.44            0.52            0.56
    Fully diluted    ..........................................         0.34            0.36            0.43            0.46
   Shares used in earnings per share
    calculation:
    Primary ...................................................        6,989           6,962           6,963           7,047
    Fully diluted    ..........................................        9,132           9,105           9,106           9,246

   1996
   ----
   Revenues    ................................................     $ 60,050        $ 76,034        $ 90,393        $105,611
   Income before income taxes    ..............................        1,306           3,304           3,990           5,101
   Net Income . . . . . . . . . . . . . . . . . . . . . . . . .          810           2,048           2,474           3,163
   Net income per share
    Primary ...................................................         0.12            0.29            0.35            0.44
    Fully diluted .............................................         0.11            0.25            0.30            0.38
   Shares used in earnings per share
    calculation:
    Primary    ................................................        6,989           7,037           7,120           7,108
    Fully Diluted .............................................        9,132           9,180           9,263           9,251

     Quarterly and year-to-date computation of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.

NOTE 11--NON-CASH INVESTING AND FINANCING ACTIVITIES

     During fiscal 1996 the Company sold certain commercial properties in exchange for cash of $7.5 million and notes receivable of $3.9 million.

     During fiscal 1995 the Company purchased land valued at $3.0 million in exchange for 250,000 restricted shares of Common Stock with a minimum guaranteed price of $12.00 a share. In connection with this transaction, the Company recorded a deferred tax liability of $280,000 representing the differential in the basis of the land for financial reporting and tax reporting purposes. During fiscal 1997, the Company paid the seller approximately $694,000 in connection with the guarantee. The guarantee expired during fiscal 1997.

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 NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                          --------------------------

                               TABLE OF CONTENTS

                                                PAGE
                                              ----------
Prospectus Summary ........................        3
Risk Factors ..............................        9
Use of Proceeds ...........................       12
Price Range of Common Stock ...............       12
Dividend Policy ...........................       13
Capitalization  ...........................       14
Selected Consolidated Financial and
   Operating Data  ........................       15
Management's Discussion and
   Analysis of Financial Condition
   and Results of Operations   ............       17
Business  .................................       23
Management   ..............................       30
Description of Capital Stock   ............       32
Description of Certain Indebtedness  ......       33
Shares Eligible for Future Sale   .........       35
Underwriting ..............................       36
Legal Matters   ...........................       37
Experts   .................................       37
Available Information .....................       37
Incorporation of Certain Documents
   by Reference ...........................       38
Index to Consolidated Financial
   Statements   ...........................       F-1


                               2,700,000 Shares

                               ENGLE HOMES, INC.

                                 COMMON STOCK

                                     [LOGO]

                               -----------------

                              P R O S P E C T U S

                                         , 1997

                               -----------------

                               SMITH BARNEY INC.

                           JEFFERIES & COMPANY, INC.

                               SOUTHEAST RESEARCH
                                 PARTNERS, INC.




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                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:

   Securities and Exchange Commission registration fee  ............   $13,526
   NASD filing fee  ................................................     4,964
   Nasdaq National Market additional listing fee  ..................
   Printing and engraving expenses .................................
   Accounting fees and expenses ....................................
   Legal fees and expenses   .......................................
   Fees and expenses (including legal fees) for qualifications under
     state securities laws   .......................................
   Registrar and Transfer Agent's fees and expenses  ...............
   Miscellaneous ...................................................
     Total    ......................................................   $
                                                                       ========

     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market additonal listing fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant has authority under the Florida Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Registrant's Amended and Restated Articles of Incorporation provide that the Registrant may indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. The Registrant has also entered into an agreement with each of its directors and certain of its officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law. In general, Florida law permits a Florida corporation to indemnify its directors, officers, employees and agents, and persons serving at the corporation's request in such capacities for another enterprise against liabilities arising from conduct that such persons reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws or state or Federal environmental laws.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought from the Registrant, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification from the Registrant by any officer or director.

     Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Act.

     Pursuant to the Registration Rights Agreement incorporated by reference as
Exhibit 10.3 to this Registration Statement, certain principal shareholders of the Registrant have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with certain future registrations of the Registrant's Common Stock, including certain liabilities under the Act.

ITEM 16. EXHIBITS.

EXHIBIT     DESCRIPTION
---------   ------------------------------------------------------------------------------------------------
   1.1      Form of Underwriting Agreement.*
   4.1      Specimen Stock Certificate for Registrant's Common Stock, hereby incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement of Form S-1 (File No. 33-43305).
   4.2      Registrant's Amended and Restated Articles of Incorporation, hereby incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (File No. 33-
            58678).
   4.3      Registrant's Bylaws, hereby incorporated by reference to Exhibit 3.2 to the Registrant's
            Registration Statement on Form S-1 (File No. 33-43305).
   5.1      Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. as to the validity of the
            Common Stock being registered.*
  10.1      Registrant's Second Amended and Restated 1991 Stock Option Plan (Compensatory Plan),
            hereby incorporated by reference to Exhibit A of the Registrant's Proxy Statement for its 1996
            Annual Meeting.
  10.2      Indemnification Agreement between the Registrant and each of its directors and certain executive officers, hereby incorporated by reference to Exhibit 10.2 of the Registrant's
            Registration Statement of Form S-1 (File No. 33-58678).
  10.3      Registration Rights Agreement, dated October 1991, among the Registrant, Alec Engelstein,
            Sheila Engelstein and Harry Engelstein, incorporated by reference to Exhibit 4.2 to the
            Registrant's Registration Statement on Form S-1 (File No. 33-43305).
  10.4      Indenture dated as of February 12, 1993, among the Registrant, its subsidiaries and The First
            National Bank of Boston, relating to the Convertible Subordinated Notes, hereby incorporated by reference to Exhibit 4.3 of the Registrant's Registration Statement on Form S-1 (File
            No. 33-58678).
  10.5      Indenture, dated as of March 15, 1994, relating to the Registrant's 11.75% Senior Notes due
            2000, hereby incorporated by reference to Exhibit 4.9 of the Registrant's Current Report on
            Form 8-K, dated March 17, 1994.
  10.6      Form of Indenture, relating to the 1997 Notes, hereby incorporated by reference to Exhibit 4.1
            of the Registrant's Registration Statement on Form S-2 (File No.      ).
  10.7      Registrant's 1997 Performance Bonus Plan (Compensatory Plan), hereby incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-8 (File No. 333-
            39223).
  11.1      Statement Regarding Computation of Per Share Earnings.
  12.1      Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
  23.1      Consent of BDO Seidman, LLP.
  23.2      Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. (included in
            Exhibit 5.1).*

EXHIBIT     DESCRIPTION
---------   -------------------------------------------------
  24.1      Powers of Attorney (included on signature page).

----------------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes that:

      (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

      (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on November 21, 1997.

                                 ENGLE HOMES, INC.

                                 By: /s/ ALEC ENGELSTEIN
                                     -------------------------------------------
                                     Alec Engelstein, President and Chief
                                     Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David Shapiro his true and lawful attorney-in-fact with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement and any filings made pursuant to Rule 462 under the Securities Act, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         SIGNATURE                           TITLE                         DATE
---------------------------   -----------------------------------   ------------------
/s/ ALEC ENGELSTEIN           Chairman of the Board, President      November 21, 1997
---------------------------   and Chief Executive Officer
Alec Engelstein               (Principal Executive Officer)

/s/ DAVID SHAPIRO             Vice President--Finance and Chief     November 21, 1997
---------------------------   Financial Officer
David Shapiro                 (Principal Financial Officer)

/s/ PAUL LEIKERT              Vice President--Chief Accounting      November 21, 1997
---------------------------   Officer
Paul Leikert                  (Principal Accounting Officer)

/s/ HARRY ENGELSTEIN          Executive Vice President, Chief       November 21, 1997
---------------------------   Construction Officer and Director
Harry Engelstein

/s/ JOHN A. KRAYNICK          Senior Vice President and             November 21, 1997
---------------------------   Director
John A. Kraynick

/s/ HENRY H. FISHKIND         Director                              November 21, 1997
---------------------------
Henry H. Fishkind

/s/ RONALD J. KORN            Director                              November 21, 1997
---------------------------
Ronald J. Korn

                                 EXHIBIT INDEX

                                                                                       SEQUENTIAL
EXHIBIT                                                                                  PAGE
  NO.                                     DESCRIPTION                                   NUMBER
---------   -----------------------------------------------------------------------   -----------
 11.1       Statement Regarding Computation of Per Share Earnings.
 12.1       Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
 23.1       Consent of BDO Seidman, LLP.